Exhibit 99.1

Q2
2017

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

June 30, 2017

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CST Trust Company.

For more information call CST Trust Company at 1 877 224-1760.

Sun Life Financial Reports Second Quarter 2017 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended June 30, 2017. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars. Beginning in the first quarter of 2017, we no longer report operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”). The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

TORONTO, ON – (August 9, 2017) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the second quarter ended June 30, 2017. Second quarter reported net income was $574 million and underlying net income(1) was $689 million.

	Quarterly results		Year-to-date
	Q2’17	Q2’16	2017	2016
Reported net income ($ millions)	574	480	1,125	1,020
Underlying net income(1) ($ millions)	689	554	1,262	1,136
Reported EPS(2) ($)	0.93	0.78	1.83	1.66
Underlying EPS(1)(2) ($)	1.12	0.90	2.05	1.85
Reported ROE(1)	11.4%	10.3%	11.2%	10.9%
Underlying ROE(1)	13.7%	11.9%	12.6%	12.1%

•

Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for Sun Life Assurance Company of Canada of 229%. The MCCSR ratio for Sun Life Financial Inc. was 248%, which includes cash and other liquid assets of $1.4 billion for Sun Life Financial Inc. and its wholly-owned holding companies(3)

•	Global assets under management of $944 billion compared to $903 billion as at December 31, 2016
•	Common share dividend declared of $0.435 per share and approval of a share buyback program

“Our second quarter reflected strong earnings in all of our four business pillars, with underlying net income of $689 million, up 24% over the same quarter last year,” said Dean Connor, President & CEO, Sun Life Financial. “The quarter reflects strong execution across our businesses with particular strength in Canada, and good progress in asset management and in integrating our U.S. Group business. Total wealth sales grew 12%, while total insurance sales had more paced growth over the prior year following a strong first quarter. We are also pleased to announce the Board of Directors’ approval of a share buyback program, reflecting our strong capital position.”

“During the quarter our people across the globe rallied around the launch of our new company Purpose – Helping our Clients achieve lifetime financial security and live healthier lives – which is about putting our Clients at the centre of everything we do,” Connor added. “Building on this commitment, for example, this quarter we improved access to mental health care by launching a virtual cognitive behavioural therapy program to Canadian Group Clients. This innovative new online therapy option will lead to faster and easier access to treatment for Canadians living with a mental illness.”

“During the quarter, we also moved our head office to the Sun Life Financial Tower at One York Street, bringing our downtown Toronto operations together in a collaborative and energetic new environment.”

Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in these pillars below.

A Leader in Insurance and Wealth Solutions in our Canadian home market

Individual insurance sales, including our updated products launched in 2017, were consistent with the second quarter last year at $100 million. Individual wealth sales of $1.4 billion were 17% above the same quarter of the prior year driven by continued growth in our wealth manufactured(4) products, including SLGI(5) mutual funds and Sun GIF(6) segregated funds.

Sales in Group Benefits of $130 million increased 14% compared to second quarter 2016 driven by a few new large Client wins. Group Retirement Services sales of $2.4 billion were 53% ahead of the second quarter of 2016, due in part to a large case annuity sale in our Defined Benefit Solutions business.

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated. For underlying EPS, refer to Use of Non-IFRS Financial Measures.
(3)	For additional information, see Capital Management.
(4)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investments mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(5)	Sun Life Global Investments (Canada) Inc.
(6)	Sun Life Guaranteed Investment Funds

Sun Life Financial Inc.	Second Quarter 2017	1

During the quarter, our my Sun Life mobile app, the highest rated life insurance mobile app in Canada, reached a milestone of one million healthcare provider ratings. The app enables Clients to search and contact 65,000 peer-rated, paramedical healthcare providers across Canada, click to call for appointment bookings, and facilitate finding providers with direct billing. It also allows Clients to submit health claims, check investment balances, and quickly click to connect with their financial advisor.

A Leader in global Asset Management

SLF Asset Management ended the second quarter with $655 billion in assets under management consisting of $599 billion (US$462 billion) from MFS Investment Management (“MFS”) and $56 billion from Sun Life Investment Management (“SLIM”). Net outflows of US$4.0 billion at MFS were primarily driven by institutional Client portfolio re-balancing. SLIM had net inflows of $0.9 billion.

MFS long-term retail fund performance remained strong with 82%, 84% and 92% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of June 30, 2017.

For the sixth consecutive year, the Global Real Estate Sustainability Benchmark ranked Bentall Kennedy among the top firms globally for its commitment to sustainable investing.

A Leader in U.S. Group Benefits and International high net worth solutions

Sales in SLF U.S., including Group Benefits and International, were consistent with the second quarter of 2016. We continue to make strides in the integration of our U.S. employee benefits business acquired in 2016. To date, we have achieved over half of our expected expense synergies, and continue to expect to achieve the full $100 million pre-tax run-rate synergies by the end of 2019. We are rolling out our newly combined portfolio of employee benefits products and services, representing our best offerings, under the Sun Life brand.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia individual insurance sales were consistent with the second quarter of the prior year, driven by organic growth and increases in ownership of our Indonesia and Vietnam businesses, partially offset by sales in Hong Kong reflecting a moderated level following a strong 2016.

Continuing strong Asia wealth sales of $2.9 billion, up 66% over prior year, were led by growth in our joint venture mutual fund company in India, Aditya Birla Sun Life AMC Limited, which now manages over $44 billion in AUM and is the fourth largest mutual fund operation in the country(1).

During the quarter, Sun Life Malaysia announced a partnership with U Mobile, one of Malaysia’s fastest growing telecommunications companies, to offer life insurance via a telco service. For the first time, Malaysians will be able to apply, subscribe and manage their coverage entirely on their mobile device. The products are targeted for launch later this year.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2017, Sun Life Financial had total assets under management of $944 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

(1)	Based on average AUM in the second quarter of 2017.

2	Sun Life Financial Inc.	Second Quarter 2017

Management’s Discussion and Analysis

For the period ended June 30, 2017

Dated August 9, 2017

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Updates to Non-IFRS measures

Beginning in first quarter of 2017, we no longer report operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”), in order to streamline our use of non-IFRS financial measures. The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

Non-IFRS measures

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; (ii) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q2 2017 vs. Q2 2016 in the Financial Summary section in this document;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;
(c)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(d)	fair value adjustments on MFS Investment Management’s (“MFS”) share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(e)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(f)	other items that when removed assist in explaining our results from period to period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	3

Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include reported ROE, adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, life and health sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”), assets under administration, pre-tax operating profit margin for MFS, measures based on a currency adjusted basis, real estate market sensitivities, assumption changes and management actions, and effective income tax rate on an underlying net income basis.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS exclude the dilutive impact of convertible instruments.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Net income (loss)
Reported net income (loss)	574	551	728	737	480	1,125	1,020
Underlying net income (loss)(1)	689	573	560	639	554	1,262	1,136
Diluted EPS ($)
Reported EPS (diluted)	0.93	0.89	1.18	1.20	0.78	1.83	1.66
Underlying EPS (diluted)(1)	1.12	0.93	0.91	1.04	0.90	2.05	1.85
Reported basic EPS ($)	0.93	0.90	1.19	1.20	0.78	1.83	1.66
Avg. common shares outstanding (millions)	614	614	613	613	613	614	613
Closing common shares outstanding (millions)	613.7	613.7	613.6	612.9	612.8	613.7	612.8
Dividends per common share ($)	0.435	0.42	0.42	0.405	0.405	0.855	0.795
MCCSR ratio for Sun Life Assurance(2)	229%	229%	226%	221%	214%	229%	214%
Return on equity (%)
Reported ROE(1)	11.4%	11.0%	14.8%	15.4%	10.3%	11.2%	10.9%
Underlying ROE(1)	13.7%	11.5%	11.4%	13.4%	11.9%	12.6%	12.1%
Premiums and deposits
Net premium revenue	3,923	3,564	4,419	3,888	3,563	7,487	6,741
Segregated fund deposits	2,506	3,437	3,691	2,294	2,834	5,943	5,565
Mutual fund sales(1)	21,285	24,180	22,344	23,115	20,007	45,465	39,269
Managed fund sales(1)	11,855	9,394	10,263	9,256	9,886	21,249	20,751
ASO premium and deposit equivalents(1)	1,701	1,718	1,705	1,623	1,745	3,419	3,535
Total premiums and deposits(1)	41,270	42,293	42,422	40,176	38,035	83,563	75,861
Assets under management
General fund assets	161,755	160,044	161,071	164,321	159,453	161,755	159,453
Segregated funds	102,066	101,055	97,167	95,386	91,463	102,066	91,463
Mutual funds, managed funds and other AUM(1)	680,000	666,176	645,037	648,393	613,687	680,000	613,687
Total AUM(1)	943,821	927,275	903,275	908,100	864,603	943,821	864,603
Capital
Subordinated debt and innovative capital instruments(3)	3,736	3,735	4,534	4,533	3,538	3,736	3,538
Participating policyholders’ equity and non-controlling interests	628	586	412	351	193	628	193
Total shareholders’ equity	22,316	22,225	21,956	21,604	20,898	22,316	20,898
Total capital	26,680	26,546	26,902	26,488	24,629	26,680	24,629

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2016 annual MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	5

Q2 2017 vs. Q2 2016

The following table reconciles our reported net income and underlying net income and sets out the impact that other notable items had on our reported net income and underlying net income in the second quarters of 2017 and 2016.

	Quarterly results
($ millions, after-tax)	Q2’17	Q2’16
Reported net income	574	480
Equity market impact
Impact from equity market changes	(4)	8
Basis risk impact	9	6
Equity market impact(1)	5	14
Interest rate impact
Impact of interest rate changes	(65)	(84)
Impact of credit spread movements	(19)	(11)
Impact of swap spread movements	(8)	–
Interest rate impact(2)	(92)	(95)
Impact of changes in the fair value of real estate	13	9
Market related impacts	(74)	(72)
Assumption changes and management actions	11	(8)
Certain hedges in SLF Canada that do not qualify for hedge accounting	(10)	(6)
Fair value adjustments on MFS’s share-based payment awards	(16)	20
Acquisition, integration and restructuring(3)	(26)	(8)
Underlying net income(4)	689	554
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	41	41
Mortality	8	10
Morbidity	18	(30)
Credit	25	15
Lapse and other policyholder behaviour	(10)	–
Expenses	(11)	(18)
Other	(7)	9

(1)

Equity market impact consists of the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(2)

Interest rate impact includes the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(3)	Acquisition, integration and restructuring amounts related primarily to the integration of the U.S. employee benefits business acquired in 2016.
(4)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income was $574 million in the second quarter of 2017, compared to $480 million in the second quarter of 2016. Reported net income in the second quarter of 2017 reflected the unfavourable effect of market related impacts, driven by interest rate changes. Reported net income also reflected the unfavourable impact of acquisition, integration and restructuring amounts, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also included the impact of assumption changes and management actions. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was $689 million, compared to $554 million in the second quarter of 2016. Underlying net income in the second quarter of 2017 reflected business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience. This was partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience, including the impact related to relocating our head office.

6	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reported net income in the second quarter of 2016 reflected the unfavourable effect of market related impacts primarily driven by interest rates, partially offset by equity markets. Reported net income also reflected the favourable impact of fair value adjustments on MFS’s share-based payment awards, partially offset by the unfavourable impact of acquisition, integration, restructuring amounts, assumption changes and management actions, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the second quarter of 2016 reflected unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses, partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

Q2 2017 vs. Q2 2016 (year-to-date)

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the six months ended June 30, 2017 and 2016.

	Year-to-date
($ millions, after-tax)	2017	2016
Reported net income	1,125	1,020
Equity market impact
Impact from equity market changes	14	6
Basis risk impact	11	(10)
Equity market impact(1)	25	(4)
Interest rate impact
Impact of interest rate changes	(62)	(135)
Impact of credit spread movements	(30)	(2)
Impact of swap spread movements	(24)	23
Interest rate impact(2)	(116)	(114)
Impact of changes in the fair value of real estate	28	6
Market related impacts	(63)	(112)
Assumption changes and management actions	12	(19)
Certain hedges in SLF Canada that do not qualify for hedge accounting	(12)	(19)
Fair value adjustments on MFS’s share-based payment awards	(28)	27
Acquisition, integration and restructuring(3)	(46)	7
Underlying net income(4)	1,262	1,136
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	59	83
Mortality	29	13
Morbidity	12	(9)
Credit	29	20
Lapse and other policyholder behaviour	(25)	(1)
Expenses	(18)	(24)
Other	(17)	(6)

(1)

Equity market impact consists of the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(2)

Interest rate impact includes the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(3)

Acquisition, integration and restructuring amounts related primarily to the integration of the U.S. employee benefits business acquired in 2016. In 2016, these costs were more than offset by a non-cash gain of $31 million as a result of remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”).

(4)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	7

Our reported net income was $1,125 million for the first six months of 2017, compared to $1,020 million in the first six months of 2016. Reported net income for the first six months of 2017 reflected the unfavourable effect of market related impacts, primarily driven by interest rates, partially offset by equity markets and increases in the fair value of real estate. Reported net income also reflected the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also included the impact of assumption changes and management actions. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was $1,262 million, compared to $1,136 million in the first six months of 2016. Underlying net income for the first six months of 2017 reflected business growth, gains from investing activity on insurance contract liabilities in the U.S., favourable mortality experience in SLF Canada and SLF U.K., positive credit experience and favourable morbidity experience. This was partially offset by lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience, including the impact related to relocating our head office.

Reported net income for the first six months of 2016 reflected the unfavourable effect of market related impacts primarily driven by interest rates. Reported net income also reflected the unfavourable impact of certain hedges in SLF Canada that do not qualify for hedge accounting and assumption changes and management actions, offset by the favourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income for the first six months of 2016 reflected the positive impact of strong investing activities in the period, positive mortality, and credit experience, partially offset by morbidity experience and expense experience including investment in growing our businesses.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

In the second quarter of 2017, the net impact of assumption changes and management actions was an increase of $11 million in reported net income compared to a decrease of $8 million in the second quarter of 2016. The impact this quarter was due to various enhancements and other changes, the largest items being changes related to reinsurance and taxes in SLF U.S. In SLF U.S. In-force Management, the unfavourable impact of assumption changes and management actions was due to the expected impact of recapturing certain reinsurance treaties, the expected cost of reinsurance in certain other treaties, and increases in general provisions for the risk related to changes in reinsurance market conditions, partially offset by the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary. In SLF U.S. International, the favourable impact of assumption changes and management actions was due to changes in the expected cost of reinsurance in certain treaties. For additional information, refer to Reconciliation of Non-IFRS Financial Measures – Assumption changes and management actions.

On July 28, 2017, the Actuarial Standards Board (“ASB”) announced a decrease of 10 basis points to the promulgated Ultimate Reinvestment Rate (“URR”) with an effective date of October 28, 2017 with early implementation allowed. Our estimated sensitivity as at June 30, 2017 to a 10 basis point decrease in the URR is a decrease in reported net income of approximately $75 million. The actual impact of this change, when implemented in the third quarter of 2017, could differ from the Company’s estimate. Also in late July, the ASB finalized promulgations for future mortality improvement assumptions and calibration criteria for stochastic modelling of equity investment and risk-free interest returns.

The annual review of actuarial methods and assumptions, including ASB changes, is in progress. It is not possible to determine whether the overall impact in the third quarter net income will be positive or negative.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

8	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two year-to-date periods.

Exchange Rate	Quarterly results					Year-to-date
	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Average
U.S. Dollar	1.345	1.323	1.335	1.304	1.289	1.334	1.331
U.K. Pounds	1.719	1.639	1.659	1.711	1.849	1.679	1.908
Period end
U.S. Dollar	1.296	1.331	1.343	1.313	1.292	1.296	1.292
U.K. Pounds	1.688	1.670	1.657	1.703	1.720	1.688	1.720

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the second quarter of 2017, our reported net income and underlying net income increased by $8 million and $13 million, respectively, as a result of the impact of the movement of the Canadian dollar in the second quarter of 2017 relative to the average exchange rates in the second quarter of 2016.

During the first six months of 2017, our reported net income and underlying net income decreased by $18 million and $14 million, respectively, as a result of the impact of the movement of the Canadian dollar in the first six months of 2017 relative to the average exchange rates in the first six months of 2016.

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail holistic advice, providing products and services to over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits (“GB”) and Group Retirement Services (“GRS”) – which offer a full range of insurance, wealth and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

	Quarterly results					Year-to-date
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Reported net income (loss)	185	266	398	184	185	451	354
Market related impacts	(76)	32	130	13	(5)	(44)	(29)
Assumption changes and management actions	5	7	17	(61)	(4)	12	(16)
Certain hedges that do not qualify for hedge accounting	(10)	(2)	8	6	(6)	(12)	(19)
Underlying net income (loss)(1)	266	229	243	226	200	495	418
Reported ROE (%)(1)	9.7	13.7	20.1	9.3	9.5	11.7	9.2
Underlying ROE (%)(1)	13.9	11.8	12.3	11.5	10.3	12.8	10.9
Reported net income (loss) by business unit
Individual Insurance & Wealth	29	133	291	58	75	162	160
Group Benefits	99	81	70	100	71	180	137
Group Retirement Services	57	52	37	26	39	109	57
Total reported net income (loss)	185	266	398	184	185	451	354

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	9

Q2 2017 vs. Q2 2016

SLF Canada’s reported net income was $185 million in the second quarter of 2017, equaling our results in the second quarter of 2016. Reported net income in the second quarter of 2017 reflected significant unfavourable market related impacts primarily driven by interest rates, equity markets and credit spreads. Reported net income in SLF Canada also includes the impact of assumption changes and management actions and the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the second quarter of 2017 was $266 million, compared to $200 million in the second quarter of 2016. Underlying net income in the second quarter of 2017 included business growth and strong new business gains in GRS and individual insurance, and favourable morbidity experience in GB, including favourable disability and extended health care costs. Results in the quarter also reflected positive credit experience, offset by expense experience, including investment in growing our individual wealth business.

Reported net income in the second quarter of 2016 reflected the unfavourable effect of market related impacts primarily driven by interest rates partially offset by equity markets, and the unfavourable impact of certain hedges that do not qualify for hedge accounting, and assumption changes and management actions. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the second quarter of 2016 reflected gains from investment activities on insurance contract liabilities, partially offset by growth in our expenses including investment in our individual wealth business. Mortality and morbidity experience were largely in line with best estimate assumptions.

Individual insurance sales, including our updated products launched in 2017, were consistent with the second quarter last year at $100 million. Individual wealth sales of $1.4 billion were 17% above the same quarter of the prior year driven by continued growth in our wealth manufactured(1) products, including SLGI(2) mutual funds and Sun GIF(3) segregated funds.

Sales in Group Benefits of $130 million increased 14% compared to second quarter 2016 driven by a few large Clients. Group Retirement Services sales of $2.4 billion were 53% ahead of the second quarter of 2016, due in part to a large case annuity sale in our Defined Benefit Solutions business.

Q2 2017 vs. Q2 2016 (year-to-date)

Reported net income was $451 million for the first six months of 2017, compared to $354 million for the six months ended June 30, 2016. Reported net income in the first six months of 2017 reflected unfavourable market related impacts primarily driven by interest rates, swap spreads and credit spreads. Reported net income in SLF Canada also includes the impact of assumption changes and management actions and the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was $495 million in the first six months ended June 30, 2017, compared to $418 million in the same period last year. Underlying net income in the first six months of 2017 reflected strong new business gains in GRS and individual insurance, favourable morbidity experience in GB, including favourable disability and extended health care costs, and favourable mortality experience in our individual wealth business and GRS. This was partially offset by expense experience, including investment in growing our individual wealth business.

Reported net income in the first six months of 2016 reflected the unfavourable effect of market related impacts primarily driven by interest rates partially offset by equity markets and swap spreads. Reported net income in SLF Canada also includes the unfavourable impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions, which are set out in the table above. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first six months of 2016 reflected gains from investment activities on insurance contract liabilities and net realized gains on available-for-sale (“AFS”) assets, partially offset by expense experience, including investment in growing our individual wealth business.

(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(2)	Sun Life Global Investments (Canada) Inc.
(3)	Sun Life Guaranteed Investment Funds

10	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.S.

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides insurance solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products. Group Benefits also includes Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. International serves high net worth Clients in international markets, offering individual life insurance products, and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Reported net income (loss)	74	29	80	194	42	103	111
Market related impacts	4	(5)	25	27	(40)	(1)	(39)
Assumption changes and management actions	(17)	(11)	2	75	–	(28)	(2)
Acquisition, integration and restructuring(1)	(19)	(13)	(12)	(11)	(8)	(32)	(19)
Underlying net income (loss)(2)	106	58	65	103	90	164	171
Reported ROE (%)	8.7	3.5	9.0	22.1	4.9	6.1	6.7
Underlying ROE (%)(2)	12.4	6.9	7.3	11.7	10.4	9.6	10.3
Reported net income (loss) by business unit
Group Benefits	16	8	20	14	11	24	39
International	209	9	19	157	23	218	46
In-force Management	(151)	12	41	23	8	(139)	26
Total reported net income (loss)	74	29	80	194	42	103	111

(C$ millions)
Reported net income (loss)	101	37	106	253	54	138	149
Underlying net income (loss)(2)	143	77	87	135	114	220	225

(1)	Acquisition, integration and restructuring amounts related to the acquisition and integration costs of the U.S. employee benefits business acquired in 2016 in Group Benefits.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2017 vs. Q2 2016

SLF U.S.’s reported net income was C$101 million in the second quarter of 2017, compared to C$54 million in the second quarter of 2016. Underlying net income was C$143 million, compared to C$114 million in the second quarter of 2016. The impact from the movement of the Canadian dollar in the second quarter of 2017 relative to average exchange rates in the second quarter of 2016 increased reported net income and underlying net income by C$4 million and C$6 million, respectively.

In U.S. dollars, SLF U.S.’s reported net income was US$74 million in the second quarter of 2017, compared to US$42 million in the second quarter of 2016. Reported net income in the second quarter of 2017 reflected the impact of acquisition, integration and restructuring amounts and the favourable market related impacts primarily driven by equity market and real estate gains. Reported net income also included the unfavourable impact of assumption changes and management actions of US$(178) million (C$(239) million) in In-force Management driven by the expected impact of recapturing certain reinsurance treaties, the expected cost of reinsurance in certain other treaties, and increases in general provisions for the risk related to changes in reinsurance market conditions, partially offset by the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary. Reported net income also included a favourable impact of assumption changes and management actions of US$161 million (C$216 million) in International driven by changes in the expected cost of reinsurance in certain treaties. For additional information refer to the Assumption Changes and Management Actions section in this document. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was US$106 million in the second quarter of 2017, compared to US$90 million in the second quarter of 2016. Underlying net income in the second quarter of 2017 reflected gains from investing activities on insurance contract liabilities, favourable credit experience, and favourable mortality experience in In-force Management and International. Underlying net income also reflected unfavourable morbidity experience in stop-loss related to business written in 2016, partially offset by favourable morbidity experience in disability.

Reported net income in the second quarter of 2016 reflected unfavourable market impacts primarily driven by interest rates, as well as acquisition, integration and restructuring amounts. Reported net income also reflected the factors discussed in underlying net income below.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	11

Underlying net income in the second quarter of 2016 reflected the contribution of the U.S. employee benefits business acquired in 2016, gains from investing activities on insurance contract liabilities, gains on the sale of AFS assets, and favourable mortality experience in International, partially offset by unfavourable morbidity experience in Group Benefits, notably from stop-loss experience.

Group Benefits sales were consistent with the second quarter of 2016 reflecting a 7% increase in stop-loss sales partially offset by a 3% decrease in employee benefits sales. International sales were consistent with the second quarter of the prior year.

Q2 2017 vs. Q2 2016 (year-to-date)

SLF U.S.’s reported net income was C$138 million for the six months ended June 30, 2017, compared to reported net income of C$149 million for the same period last year. Underlying net income was C$220 million in the first six months of 2017, compared to C$225 million in the same period of 2016. The impact from the movement in the Canadian dollar in the first six months of 2017 relative to average exchange rates in the first six months of 2016 increased underlying net income by C$1 million.

In U.S. dollars, SLF U.S.’s reported net income was US$103 million for the six months ended June 30, 2017, compared to US$111 million for the six months ended June 30, 2016. Reported net income in the first six months of 2017 reflected the unfavourable impact of acquisition, integration and restructuring amounts and assumption changes and management actions. Reported net income also reflected unfavourable market related impacts driven by credit spreads, swap spreads, and interest rates, mostly offset by equity markets and real estate. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income was US$164 million for the six months ended June 30, 2017, compared to US$171 million in the same period last year. Underlying net income reflected gains from investing activities on insurance contract liabilities and favourable credit experience, partially offset by unfavourable policyholder behaviour in In-force Management. Underlying net income also reflected unfavourable morbidity experience in stop-loss related to business written in 2016, partially offset by favourable morbidity experience in disability and dental. This period also included favourable tax items related to prior years and net realized gains on the sale of AFS assets.

Reported net income in the first six months of 2016 reflected unfavourable market impacts primarily driven by interest rates and also reflected acquisition, integration and restructuring amounts and the impact of assumption changes and management actions. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income in the first six months of 2016 reflected the contribution of the U.S. employee benefits business acquired in 2016 and favourable mortality experience in International, partially offset by unfavourable morbidity experience in Group Benefits.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS and Sun Life Investment Management (“SLIM”).

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

12	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLIM is an institutional investment management business which delivers customized fixed income solutions, including liability-driven investing and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of the Bentall Kennedy group of companies (“Bentall Kennedy”), Prime Advisors, Inc. (“Prime Advisors”), Ryan Labs Asset Management Inc. (“Ryan Labs”) and Sun Life Institutional Investments (Canada) Inc. that offer a comprehensive set of capabilities to institutional investors.

	Quarterly results					Year-to-date
SLF Asset Management (C$ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Reported net income	183	171	198	181	173	354	350
Fair value adjustments on MFS’s share-based payment awards	(16)	(12)	10	(7)	20	(28)	27
Underlying net income(1)	199	183	188	188	153	382	323
Assets under management (C$ billions)(1)	655.3	642.8	624.8	629.7	597.8	655.3	597.8
Gross sales (C$ billions)(1)	29.8	30.3	29.5	30.0	28.2	60.1	56.8
Net sales (C$ billions)(1)	(4.6)	(12.5)	(10.4)	0.1	(0.8)	(17.1)	(1.9)

MFS (C$ millions)
Reported net income	177	164	189	174	166	341	337
Fair value adjustments on MFS’s share-based payment awards	(16)	(12)	10	(7)	20	(28)	27
Underlying net income(1)	193	176	179	181	146	369	310
Assets under management (C$ billions)(1)	599.0	586.9	571.6	578.6	549.2	599.0	549.2
Gross sales (C$ billions)(1)	27.3	27.3	26.3	28.2	26.9	54.6	53.7
Net sales (C$ billions)(1)	(5.5)	(14.7)	(12.7)	(1.2)	(1.3)	(20.2)	(2.8)
(US$ millions)
Reported net income	132	124	142	133	129	256	253
Fair value adjustments on MFS’s share-based payment awards	(12)	(9)	7	(5)	15	(21)	20
Underlying net income(1)	144	133	135	138	114	277	233
Pre-tax operating profit margin ratio(1)	36%	36%	35%	38%	35%	36%	36%
Average net assets (US$ billions)(1)	453.2	437.6	426.9	437.8	423.0	445.4	411.0
Assets under management (US$ billions)(1)(2)	462.1	440.9	425.6	440.8	425.0	462.1	425.0
Gross sales (US$ billions)(1)	20.3	20.6	19.8	21.6	20.8	40.9	40.3
Net sales (US$ billions)(1)	(4.0)	(11.1)	(9.5)	(0.9)	(1.0)	(15.1)	(2.1)
Asset appreciation (depreciation) (US$ billions)	25.2	26.4	(5.6)	16.7	7.7	51.6	13.9
S&P 500 Index (daily average)	2,396	2,324	2,185	2,161	2,074	2,360	2,013
MSCI EAFE Index (daily average)	1,856	1,749	1,660	1,678	1,648	1,802	1,621

SLIM (C$ millions)
Reported net income and underlying net income(1)	6	7	9	7	7	13	13
Assets under management (C$ billions)(1)	56.3	55.9	53.2	51.1	48.6	56.3	48.6
Gross sales (C$ billions)(1)	2.5	3.0	3.2	1.8	1.3	5.5	3.1
Net sales (C$ billions)(1)	0.9	2.2	2.3	1.3	0.5	3.1	0.9

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” section of its website at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2016.

Q2 2017 vs. Q2 2016

SLF Asset Management’s reported net income was C$183 million in the second quarter of 2017, compared to C$173 million in the second quarter of 2016. SLF Asset Management had underlying net income of C$199 million in the second quarter of 2017, compared to C$153 million in the second quarter of 2016. The impact from the movement of the Canadian dollar in the second quarter of 2017 relative to average exchange rates in the second quarter of 2016 increased reported net income and underlying net income by C$7 million and C$8 million, respectively.

SLF Asset Management’s reported net income and underlying net income increased compared to the same quarter in 2016 due to MFS’s results as described below. SLIM’s net income was C$6 million compared to C$7 million in the second quarter of 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	13

In U.S. dollars, MFS’s reported net income was US$132 million in the second quarter of 2017, compared to US$129 million in the second quarter of 2016. MFS’s underlying net income was US$144 million in the second quarter of 2017, compared to US$114 million in the second quarter of 2016. MFS’s underlying net income increased in the second quarter of 2017 compared to the same period in 2016, primarily due to higher average net assets and lower taxes. MFS’s pre-tax operating profit margin ratio was 36% in the second quarter of 2017, up from 35% in the second quarter of 2016 due primarily to higher average net assets.

SLF Asset Management’s AUM was C$655.3 billion as at June 30, 2017, compared to C$624.8 billion as at December 31, 2016. The increase in AUM was primarily due to asset appreciation, partially offset by unfavourable currency impact and net outflows. MFS’s AUM was US$462.1 billion (C$599.0 billion) as at June 30, 2017, compared to US$425.6 billion (C$571.6 billion) as at December 31, 2016. The increase of US$36.5 billion was primarily driven by gross sales of US$40.9 billion and asset appreciation of US$51.6 billion, partially offset by redemptions of US$56.0 billion. Net outflows at MFS were primarily driven by institutional Client portfolio re-balancing and the trend to passive investing. 82%, 84% and 92% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of June 30, 2017.

SLIM’s AUM was C$56.3 billion as at June 30, 2017, compared to C$53.2 billion as at December 31, 2016. This increase was primarily due to net sales of C$3.1 billion.

Q2 2017 vs. Q2 2016 (year-to-date)

SLF Asset Management’s reported net income for the first six months ended June 30, 2017 was C$354 million, compared to C$350 million for the same period last year. Underlying net income was C$382 million for the first six months of 2017, compared to C$323 million for the six months ended June 30, 2016. Underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The impact from the movement of the Canadian dollar in the first six months of 2017 relative to average exchange rates in the first six months of 2016 increased reported net income and underlying net income by C$1 million.

MFS’s reported net income for the six months ended June 30, 2017 was US$256 million, compared to US$253 million for the same period last year. MFS’s underlying net income was US$277 million for the first six months of 2017, compared to US$233 million for the six months ended June 30, 2017. MFS’s underlying net income in U.S. dollars for the first six months of 2017 increased compared to the same period last year driven primarily by higher average net assets and lower taxes.

SLIM’s reported net income for the six months ended June 30, 2017 was C$13 million consistent with C$13 million for the same period last year.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia, and Vietnam, as well as through joint ventures and associates with local partners in the Philippines, India, China, and Malaysia. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, Hong Kong, China, and India. We distribute these insurance and wealth products to middle- and upper-income individuals, groups and affinity Clients through multiple distribution channels.

	Quarterly results					Year-to-date
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Reported net income (loss)	77	73	58	92	68	150	159
Market related impacts	(9)	(6)	6	5	(13)	(15)	(24)
Assumption changes and management actions	5	–	(9)	4	(4)	5	(1)
Acquisition, integration and restructuring	–	–	(1)	3	–	–	31
Underlying net income (loss)(1)	81	79	62	80	85	160	153
Reported ROE (%)(1)	7.2	6.9	5.5	9.0	7.2	7.0	8.6
Underlying ROE (%)(1)	7.6	7.4	5.8	7.8	9.0	7.5	8.3

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2017 vs. Q2 2016

SLF Asia’s reported net income was $77 million in the second quarter of 2017, compared to reported net income of $68 million in the second quarter of 2016. Underlying net income was $81 million, compared to $85 million in the second quarter of 2016. The impact from the movement of the Canadian dollar in the second quarter of 2017 relative to average exchange rates in the second quarter of 2016 increased reported net income and underlying net income by C$1 million.

Reported net income in the second quarter of 2017 reflected unfavourable market related impacts, primarily driven by interest rates and equity market changes compared to the second quarter of 2016. Reported net income in the second quarter of 2017 reflected favourable impact from assumption changes and management, compared to unfavourable impact in the second quarter of 2016. Reported net income also reflected the factors discussed in underlying net income below.

14	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Underlying net income in the second quarter of 2017, compared to the second quarter of 2016, reflected business growth offset by higher new business strain. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual insurance sales of $142 million increased 2% compared to the second quarter of 2016. On a constant currency basis, individual insurance sales were at the same level as 2016. Sales increases in India, Indonesia, and Vietnam driven by organic growth as well as our increase in ownership in Indonesia and Vietnam, were partially offset by decreases in Hong Kong.

Strong wealth sales in Asia of $2.9 billion were led by growth in India, at our joint venture mutual fund company, Aditya Birla Sun Life AMC Limited (previously called Birla Sun Life Asset Management), which manages over $44 billion in AUM and is the fourth largest mutual fund operation in India(1).

Q2 2017 vs. Q2 2016 (year-to-date)

Reported net income was $150 million for the first six months of 2017, compared to $159 million for the same period last year. Underlying net income for the first six months of 2017 was $160 million, compared to $153 million in the same period last year. The unfavourable impact of the change in the Canadian dollar in the first six months of 2017 relative to average exchange rates in the same period last year decreased reported net income and underlying net income by C$5 million and C$6 million, respectively.

Reported net income in the first six months of 2017 reflected less unfavourable market related impacts primarily driven by interest rates and equity market changes, compared to the first six months of 2016. Reported net income in the first six months of 2017 reflected favourable impact from assumption changes and management actions, compared to unfavourable impact in the first six months of 2016. The first six months of 2016 also reflected the favourable impact of acquisition, integration and restructuring amounts related to remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam. Reported net income also reflected the factors discussed in underlying net income below.

Underlying net income for the first six months of 2017 reflected business growth relative to the first six months of 2016. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

Total individual life sales in the first six months of 2017 increased 16% from the first six months of 2016. On a constant currency basis, individual insurance sales increased 18%. Sales increased in all markets with the exception of Hong Kong driven by organic growth as well as our increase in ownership in Indonesia, Vietnam and India.

Corporate

Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing Clients.

	Quarterly results					Year-to-date
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Reported net income (loss)	28	4	(32)	27	–	32	8
Market related impacts	6	(8)	(6)	4	(4)	(2)	(11)
Assumption changes and management actions	23	9	–	13	–	32	1
Acquisition, integration and restructuring(1)	(1)	(2)	(6)	–	2	(3)	1
Underlying net income (loss)(2)	–	5	(20)	10	2	5	17
Reported net income (loss) by business unit
SLF U.K.	58	45	26	86	32	103	72
Corporate Support	(30)	(41)	(58)	(59)	(32)	(71)	(64)
Total reported net income (loss)	28	4	(32)	27	–	32	8

(1)	Acquisition, integration and restructuring amounts consisted primarily of acquisition and integration costs from Bentall Kennedy, Prime Advisors and Ryan Labs in Corporate Support.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2017 vs. Q2 2016

Corporate had reported net income of $28 million in the second quarter of 2017, compared to $nil in the second quarter of 2016. Reported net income in Corporate in the second quarter of 2017 reflected the favourable impact of assumption changes and management actions. Reported net income also included the impact of acquisition, integration and restructuring amounts.

(1)	Based on average AUM in the second quarter of 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	15

Underlying net income was $nil, compared to underlying net income of $2 million in the second quarter of 2016. The impact from the movement of the Canadian dollar relative to the U.K. pound in the second quarter of 2017 relative to average exchange rates in the second quarter of 2016 decreased reported net income by C$4 million and underlying net income by C$2 million.

SLF U.K.’s reported net income in the second quarter of 2017 reflected the favourable impact of assumption changes and management actions, and gains from investing activity on insurance contract liabilities. Reported net income in the second quarter of 2016 reflected unfavourable market impacts, partially offset by gains from investment activities on insurance contract liabilities and favourable policyholder behaviour.

Corporate Support had a reported net loss of $30 million in the second quarter of 2017, compared to a reported net loss of $32 million in the second quarter of 2016.

Q2 2017 vs. Q2 2016 (year-to-date)

The reported net income was $32 million in the Corporate segment for the six months ended June 30, 2017, compared to a reported net income of $8 million for the same period last year. Reported net income in Corporate in the first six months of 2017 reflected favourable impact of assumption changes and management actions. Reported net income also included market related impacts and the impact of acquisition, integration and restructuring amounts.

Underlying net income was $5 million in the six months ended June 30, 2017, compared to an underlying net income of $17 million in the six months ended June 30, 2016. The impact from the movement of the Canadian dollar relative to the U.K. pound in the first six months of 2017 relative to average exchange rates in the same period last year decreased reported net income by C$14 million and underlying net income by C$10 million.

SLF U.K.’s reported net income in the six months ended June 30, 2017 reflected the favourable impact of assumption changes and management actions, gains from investing activity on insurance contract liabilities, and favourable credit and mortality experience. Reported net income in the first six months of 2016 reflected gains from investment activities on insurance contract liabilities, favourable policyholder behaviour and credit experience, partially offset by unfavourable impact of equity markets and interest rates.

In Corporate Support, the reported net loss for the six months ended June 30, 2017 was $71 million compared to a reported net loss of $64 million for the same period last year. The first six months of 2016 reflected favourable experience in our Run-off reinsurance business.

Additional Financial Disclosure

Revenue

	Quarterly results					Year-to-date
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Premiums
Gross	5,056	4,733	5,592	4,937	4,639	9,789	8,898
Ceded	(1,133)	(1,169)	(1,173)	(1,049)	(1,076)	(2,302)	(2,157)
Net premiums	3,923	3,564	4,419	3,888	3,563	7,487	6,741
Net investment income
Interest and other investment income	1,372	1,314	1,366	1,359	1,339	2,686	2,764
Fair value(1) and foreign currency changes on assets and liabilities	1,309	658	(4,902)	1,182	3,223	1,967	5,953
Net gains (losses) on available-for-sale assets	58	55	41	53	54	113	129
Fee income	1,460	1,418	1,442	1,410	1,354	2,878	2,728
Total revenue	8,122	7,009	2,366	7,892	9,533	15,131	18,315
Adjusted revenue(2)	7,431	7,036	7,859	7,373	6,989	14,689	13,729

(1)	Represents the change in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the second quarter of 2017 was $8.1 billion, compared to $9.5 billion in the second quarter of 2016. The decrease was mainly attributable to lower net gains in the fair value of FVTPL assets largely due to relatively larger decreases in interest rates and credit spreads in the second quarter in 2016, partially offset by higher net premium revenue in SLF Canada. The currency impact from the change in the Canadian dollar relative to average exchange rates in the second quarter of 2016 increased revenue by $159 million. Adjusted revenue was $7.4 billion in the second quarter of 2017, $0.4 billion higher compared to the second quarter of 2016. The increase was primarily driven by higher net premium revenue in SLF Canada, increased fee income from SLF Canada, SLF Asset Management and SLF Asia, partially offset by lower net premium revenue in SLF Asia and SLF U.S.

16	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue was $15.1 billion for the six months ended June 30, 2017, down $3.2 billion from the comparable period last year. The decrease was mainly attributable to lower net gains in the fair value of FVTPL assets largely due to relatively larger decreases in interest rates and credit spreads in the first six months of 2016 and impacts from currency and interest rates derivatives, partially offset by higher net premium revenue in SLF Canada and SLF U.S. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first six months of 2016 decreased revenue by $38 million. Adjusted revenue of $14.7 billion for the six months ended June 30, 2017 was $1.0 billion higher compared to the same period last year, primarily due to higher net premium revenue in SLF Canada, SLF U.S. and increased fee income from SLF Asset Management, SLF Canada and SLF Asia, partially offset by lower net premium revenue in SLF Asia.

Premiums and Deposits

	Quarterly results					Year-to-date
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	2017	2016
Net premium revenue	3,923	3,564	4,419	3,888	3,563	7,487	6,741
Segregated fund deposits	2,506	3,437	3,691	2,294	2,834	5,943	5,565
Mutual fund sales(1)	21,285	24,180	22,344	23,115	20,007	45,465	39,269
Managed fund sales(1)	11,855	9,394	10,263	9,256	9,886	21,249	20,751
ASO premium and deposit equivalents(1)	1,701	1,718	1,705	1,623	1,745	3,419	3,535
Total premiums and deposits(1)	41,270	42,293	42,422	40,176	38,035	83,563	75,861
Total adjusted premiums and deposits(1)(2)	40,561	42,174	41,982	40,485	38,714	84,889	77,228

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $41.3 billion in the second quarter of 2017, compared to $38.0 billion in the second quarter of 2016. Adjusted premiums and deposits of $40.6 billion in the second quarter of 2017 increased $1.9 billion from the second quarter of 2016. In both cases, the increase was mainly the result of increased managed and mutual fund sales, higher net premium revenue, partially offset by lower segregated fund deposits and ASO premium and deposit equivalents. The currency impact from the change in the Canadian dollar relative to average exchange rates in the second quarter of 2016 increased total premiums and deposits by approximately $1.5 billion.

Premiums and deposits were $83.6 billion for the six months ended June 30, 2017, compared to $75.9 billion for the six months ended June 30, 2016. Adjusted premiums and deposits of $84.9 billion for the six months ended June 30, 2017 increased $7.7 billion over the same period last year. In both cases, the increase was mainly the result of increased mutual and managed fund sales, higher net premium revenue and segregated fund deposits, partially offset by lower ASO premium and deposit equivalents. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first six months of 2016 increased total premiums and deposits by approximately $167 million.

Net premium revenue was $3.9 billion in the second quarter of 2017, compared to $3.6 billion in the second quarter of 2016. The increase was primarily driven by higher premiums in all business units in SLF Canada and the currency impact from the change in the Canadian dollar, partially offset by decreases in Hong Kong in SLF Asia, GB and International in SLF U.S. Net premium revenue was $7.5 billion in the first six months of 2017, compared to $6.7 billion in the same period of 2016. The increase was primarily driven by higher premiums in all business units in SLF Canada, GB and International in SLF U.S., partially offset by decreases in Hong Kong in SLF Asia.

Segregated fund deposits were $2.5 billion in the second quarter of 2017, compared to $2.8 billion in the second quarter of 2016. Segregated fund deposits were $5.9 billion in the first six months of 2017, compared to $5.6 billion for the same period last year. In both cases, the change was primarily due to changes in GRS in SLF Canada.

Sales of mutual funds were $21.3 billion in the second quarter of 2017, an increase of $1.3 billion over the second quarter of 2016. The higher mutual fund sales largely reflected increased sales from India and the Philippines in SLF Asia, and the currency impact from the change in the Canadian dollar, partially offset by a decrease in MFS. Sales of managed funds were $11.9 billion in the second quarter of 2017, compared to $9.9 billion in the second quarter of 2016. The increased managed fund sales were primarily due to higher sales in SLIM, the currency impact from the change in the Canadian dollar, and increased sales in Hong Kong in SLF Asia and MFS.

Sales of mutual funds were $45.5 billion for the first six months of 2017, compared to $39.3 billion in the same period in 2016. The higher mutual fund sales largely reflected increased sales from MFS and growth in India and the Philippines in SLF Asia. Sales of managed funds were $21.2 billion for the first six months of 2017, compared to $20.8 billion in the same period in 2016. The increased managed fund sales were primarily due to increases from SLIM as well as Hong Kong in SLF Asia, partially offset by lower sales in MFS.

ASO premium and deposit equivalents in the second quarter of 2017 and for the first six months of 2017 were both down slightly compared to the same periods last year. In both cases, the decrease was attributable to decreases in Hong Kong in SLF Asia.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	17

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

($ millions)	Q2’17	Q2’16
Life and health sales(1)
SLF Canada	230	213
SLF U.S.	186	179
SLF Asia	149	146
Total life and health sales	565	538
Wealth sales(1)
SLF Canada	3,781	2,746
SLF Asia	2,949	1,777
Total wealth sales excluding SLF Asset Management	6,730	4,523
SLF Asset Management sales(1)	29,852	28,182
Total wealth sales	36,582	32,705

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Total Company life and health sales were $565 million in the second quarter of 2017, compared to $538 million in the same period last year.

•	SLF Canada life and health sales were $230 million in the second quarter of 2017, compared to $213 million in the second quarter of 2016 mainly due to higher sales in GB
•

SLF U.S. life and health sales were $186 million in the second quarter of 2017, compared to $179 million in the second quarter of 2016, mainly reflecting the currency impact from the change in the Canadian dollar

•

SLF Asia life and health sales were $149 million in the second quarter of 2017, compared to $146 million in the second quarter of 2016, mainly attributable to growth in India, currency impact from the change in the Canadian dollar, and a balance of organic growth and increase in ownership in our Indonesia business, and the increase in our ownership in Vietnam, partially offset by lower sales in Hong Kong

Total Company wealth sales were $36.6 billion in the second quarter of 2017, compared to $32.7 billion in the second quarter of 2016.

•	SLF Canada wealth sales were $3.8 billion in the second quarter of 2017, compared to $2.7 billion in the second quarter of 2016, reflecting higher sales in GRS and individual wealth business
•

SLF Asia wealth sales were $2.9 billion in the second quarter of 2017, compared to $1.8 billion in the second quarter of 2016, primarily led by growth in India, as well as higher sales in the Philippines and Hong Kong. The increase also reflected the currency impact from the change in the Canadian dollar

•

SLF Asset Management gross sales were $29.9 billion in the second quarter of 2017, compared to $28.2 billion in the second quarter of 2016, largely attributable to the currency impact from the change in the Canadian dollar and higher fund sales from SLIM, partially offset by lower mutual fund sales in MFS

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $943.8 billion as at June 30, 2017, compared to AUM of $903.3 billion as at December 31, 2016. The increase in AUM of $40.5 billion between December 31, 2016 and June 30, 2017 resulted primarily from:

(i)	an increase of $74.8 billion from favourable market movements on the value of mutual funds, managed funds, and segregated funds;
(ii)	an increase of 2.0 billion from the change in value of FVTPL assets and liabilities; and
(iii)	an increase of $1.4 billion from all other business activities; partially offset by
(iv)	a decrease of $24.9 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016; and
(v)	net outflow of mutual, managed, and segregated funds of $12.8 billion.

18	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $161.8 billion as at June 30, 2017, compared to $161.1 billion as at December 31, 2016, primarily a result of an increase of $2.0 billion from the change in value of FVTPL assets and liabilities and an increase of $0.9 billion from business activities, partially offset by $2.2 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016.

Insurance contract liabilities (excluding other policy liabilities and assets) of $109.9 billion as at June 30, 2017 increased by $1.5 billion compared to December 31, 2016, mainly due to balances arising from new policies, changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), partially offset by the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016.

Shareholders’ equity, including preferred share capital, was $22.3 billion as at June 30, 2017, compared to $22.0 billion as at December 31, 2016. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1.2 billion in 2017, before preferred share dividends of $46 million;
(ii)	revaluation surplus from the transfer to investment properties of our former head office location of $139 million;
(iii)	net unrealized gains on AFS assets in other comprehensive income (“OCI”) of $129 million;
(iv)	$3 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(v)	common share dividend payments of $525 million;
(vi)	a decrease of $415 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016;
(vii)	changes in the remeasurement of defined benefit plans of $69 million; and
(viii)	a decrease of $22 million from OCI of joint ventures and associates.

As at July 28, 2017, SLF Inc. had 613,694,016 common shares, 3,335,297 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q2’17	Q2’16
Net cash and cash equivalents, beginning of period	4,705	5,209
Cash flows provided by (used in):
Operating activities	1,322	1,330
Investing activities	(150)	(367)
Financing activities	(373)	(1,326)
Changes due to fluctuations in exchange rates	(80)	(55)
Increase (decrease) in cash and cash equivalents	719	(418)
Net cash and cash equivalents, end of period	5,424	4,791
Short-term securities, end of period	2,236	1,549
Net cash, cash equivalents and short-term securities, end of period	7,660	6,340

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided in and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in investing activities in the second quarter of 2017 compared to the same period last year were primarily due to the ownership increase in our India joint venture in the second quarter of 2016. The lower cash flows used in financing activities in the second quarter of 2017 compared to the same period last year were largely attributable to the redemption of senior debentures in the second quarter of 2016.

Income Taxes

In the second quarter of 2017, our effective tax rates on reported net income and underlying net income(1) were (3.7)% and 18.9%, respectively. For the first six months of 2017, our effective tax rates on reported and underlying net income(1) were 10.3% and 18.3%, respectively. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, excluding amounts attributable to participating policyholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	19

Our reported effective tax rate for the second quarter was most notably impacted by higher earnings in jurisdictions with lower statutory income tax rates and losses in jurisdictions with higher statutory income tax rates, in particular impacts arising from assumption changes and management actions in SLF U.S., as well as the finalization of prior years’ Canadian tax filings and the resolution of tax matters, which have resulted in an unusually low effective tax rate on a reported basis during the second quarter of 2017. Our effective tax rate on an underlying basis is within our expected range.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16	Q1’16	Q4’15	Q3’15
Total revenue	8,122	7,009	2,366	7,892	9,533	8,782	5,567	4,693

Common shareholders’ net income (loss)
Reported	574	551	728	737	480	540	536	482
Underlying(1)	689	573	560	639	554	582	646	528
Diluted EPS ($)
Reported	0.93	0.89	1.18	1.20	0.78	0.88	0.87	0.79
Underlying(1)	1.12	0.93	0.91	1.04	0.90	0.95	1.05	0.86
Basic reported EPS ($)
Reported	0.93	0.90	1.19	1.20	0.78	0.88	0.88	0.79
Reported net income (loss) by segment
SLF Canada	185	266	398	184	185	169	210	127
SLF U.S.	101	37	106	253	54	95	100	64
SLF Asset Management	183	171	198	181	173	177	177	204
SLF Asia	77	73	58	92	68	91	73	77
Corporate	28	4	(32)	27	–	8	(24)	10
Total reported net income (loss)	574	551	728	737	480	540	536	482
Underlying net income (loss) by segment(1)
SLF Canada	266	229	243	226	200	218	269	174
SLF U.S.	143	77	87	135	114	111	158	97
SLF Asset Management	199	183	188	188	153	170	183	176
SLF Asia	81	79	62	80	85	68	52	67
Corporate	–	5	(20)	10	2	15	(16)	14
Total underlying net income (loss)(1)	689	573	560	639	554	582	646	528

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Third Quarter 2016

Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

20	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter 2016

Reported net income was $480 million in the second quarter of 2016, reflecting unfavourable impact of interest rates. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $554 million, reflecting unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

First Quarter 2016

Reported net income was $540 million in the first quarter of 2016, reflecting unfavourable impacts from interest rates and equity markets. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $582 million, reflecting favourable impact of strong investing activities and positive morbidity experience.

Fourth Quarter 2015

Reported net income was $536 million in the fourth quarter of 2015 reflecting costs related to acquisition, integration and restructuring and unfavourable interest rate impact. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $646 million, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S., partially offset by unfavourable expense experience including investment in growing our businesses.

Third Quarter 2015

Reported net income was $482 million in the third quarter of 2015, reflecting unfavourable equity market impact, partially offset by favourable impact from interest rates and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $528 million, reflecting favourable impact from investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable morbidity and mortality experience, expense experience, and other experience items.

Investments

We had total general fund invested assets of $143.6 billion as at June 30, 2017, compared to $142.4 billion as at December 31, 2016. The increase in general fund invested assets of $1.2 billion was primarily due to changes in net fair value growth and operating activity, partially offset by the currency impact of the strengthening Canadian dollar and the redemption of subordinated debt. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 84.9% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.1% and 4.9% of the portfolio, respectively, and the remaining 6.1% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our general fund invested assets.(1)

	June 30, 2017		December 31, 2016
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,826	5.4%	8,642	6.1%
Debt securities – FVTPL	60,580	42.2%	59,466	41.9%
Debt securities – AFS	12,827	8.9%	12,421	8.7%
Equity securities – FVTPL	4,972	3.4%	5,016	3.5%
Equity securities – AFS	940	0.7%	758	0.5%
Mortgages and loans	40,735	28.4%	40,775	28.6%
Derivative assets	1,566	1.1%	1,608	1.1%
Other invested assets	4,015	2.8%	3,931	2.8%
Policy loans	3,109	2.2%	3,141	2.2%
Investment properties(2)	6,982	4.9%	6,592	4.6%
Total invested assets	143,552	100%	142,350	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

(2)

As a result of the relocation of our head office location, the June 30, 2017 balance includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 million from Other Assets to Investment properties. The reclassification recognized revaluation surplus of $172 million, which was recorded as an increase of $139 million of accumulated other comprehensive income, net of taxes of $33 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	21

Energy

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at June 30, 2017, our direct exposure to energy through our debt securities and loan holdings was approximately $5.3 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $2.9 billion(1) or 2% of total invested assets.

Debt Securities and Loans

As at June 30, 2017, our holdings in debt securities and loans in the energy sector were $5.3 billion (compared to $5.4 billion as at December 31, 2016). The credit quality of our portfolio is stable and remains strong at 94% investment grade(2).

Mortgage and Real Estate

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings impacted by the oil and gas sector are located in Alberta, where our real estate holdings represented approximately 18% of our global real estate portfolio and our uninsured mortgage holdings represented approximately 5% of our global mortgage portfolio as at June 30, 2017. As energy prices remain below peak 2014 levels, market fundamentals within the province continue to deteriorate resulting in rising vacancy levels and lower rental rates. The Alberta office market has softened due to a combination of new supply and the effects of the downturn in the energy sector. Should these trends continue, there may be further reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. There has been downward pressure on real estate in the province of Alberta, and we continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at June 30, 2017, we held $73.4 billion of debt securities, representing 51.1% of our total invested assets compared to $71.9 billion representing 50.6% as at December 31, 2016. Debt securities with a credit rating of “A” or higher represented 70.3% of the total debt securities as at June 30, 2017, compared to 69.6% as at December 31, 2016. Debt securities with a credit rating of “BBB” or higher represented 98.2% of total debt securities as at June 30, 2017, compared to 97.6% as at December 31, 2016.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 64.0% of our total debt securities as at June 30, 2017, compared to 64.4% as at December 31, 2016. Total government issued or guaranteed debt securities as at June 30, 2017 were $26.4 billion, compared to $25.6 billion as at December 31, 2016. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at June 30, 2017.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2017		December 31, 2016
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	18,245	1,606	17,371	1,476
United States	1,895	4,862	1,890	4,733
United Kingdom	2,207	1,040	2,201	1,085
Philippines	2,523	13	2,619	15
Eurozone(1)	189	742	219	697
Other	1,342	1,299	1,305	1,297
Total	26,401	9,562	25,605	9,303

(1)

Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. Of our exposure to Eurozone countries, 100.0% was rated investment grade and 83.8% had a credit rating of “A” or higher as at June 30, 2017 and 99.8% was rated investment grade and 83.5% had a credit rating of “A” or higher as at December 31, 2016.

(1)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.

22	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our gross unrealized losses as at June 30, 2017 for FVTPL and AFS debt securities were $0.30 billion and $0.07 billion, respectively, compared with $0.72 billion and $0.14 billion, respectively, as at December 31, 2016.

Our debt securities as at June 30, 2017 included $9.6 billion invested in the financial sector, representing 13.1% of our total debt securities, or 6.7% of our total invested assets. This compares to $9.3 billion, representing 12.9% of the debt security portfolio, or 6.5% of our total invested assets as at December 31, 2016.

Our debt securities as at June 30, 2017 included $6.2 billion of asset-backed securities, representing 8.4% of our total debt securities, or 4.3% of our total invested assets. This compares to $5.9 billion representing 8.3% of total debt securities, or 4.2% of our total invested assets as at December 31, 2016.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2017, we had $40.7 billion in mortgages and loans, representing 28.4% of our total invested assets, compared to $40.8 billion representing 28.6% as at December 31, 2016. Our mortgage portfolio consisted almost entirely of first mortgages, and our loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	June 30, 2017			December 31, 2016
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,307	12,981	21,288	8,234	13,120	21,354
United States	6,933	8,696	15,629	7,162	8,562	15,724
United Kingdom	–	1,076	1,076	–	803	803
Other	–	2,742	2,742	–	2,894	2,894
Total	15,240	25,495	40,735	15,396	25,379	40,775

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at June 30, 2017, we held $15.2 billion of mortgages, compared to $15.4 billion as at December 31, 2016. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial, and land properties. As at June 30, 2017, 28.2% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of 55% as at June 30, 2017, consistent with December 31, 2016. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.2 billion of multi-family residential loans in the Canadian commercial mortgage portfolio, 90.5% were insured by the CMHC.

As at June 30, 2017, we held $25.5 billion of loans, compared to $25.4 billion as at December 31, 2016. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure. Our strategy is to continue to focus our efforts on the origination of new private placement assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	23

The gross carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	June 30, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,226	25,432	40,658	–		–	–
Past due:
Past due less than 90 days	–	–	–	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	37	94	131	23	(1)	31	54
Total	15,263	25,526	40,789	23		31	54

	December 31, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,378	25,379	40,757	–		–	–
Past due:
Past due less than 90 days	2	–	2	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	39	7	46	23	(1)	7	30
Total	15,419	25,386	40,805	23		7	30

(1)	Includes $20 million of sectoral provisions as at June 30, 2017 and $21 million of sectoral provisions as at December 31, 2016.

Our impaired mortgages and loans, net of allowance for losses, were $77 million as at June 30, 2017, compared to $16 million as at December 31, 2016. The increase of $61 million in impaired loans was primarily due to the addition of two creditors in the first quarter of 2017.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2017 was $2,312 million compared to $2,247 million as at December 31, 2016. The increase of $65 million was primarily due to increases in the provision for assets purchased, net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	June 30, 2017	December 31, 2016
Net fair value asset (liability)	(438)	(904)
Total notional amount	54,743	54,350
Credit equivalent amount	533	510
Risk-weighted credit equivalent amount	5	5

The total notional amount of derivatives in our portfolio increased to $54.7 billion as at June 30, 2017, from $54.4 billion as at December 31, 2016.

24	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

The net fair value of derivatives was a net liability of $438 million as at June 30, 2017, compared to a net liability of $904 million as at December 31, 2016. The increase in net fair value was due primarily to increases in fair value of our foreign exchange portfolio, partially offset by a decrease in fair value of our interest rate portfolio.

Capital Management

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at June 30, 2017, our total capital was $26.7 billion, compared to $26.9 billion as at December 31, 2016. The decrease in total capital was primarily due to the redemption of $800 million of subordinated debt detailed below and the payment of $525 million of dividends on common shares, partially offset by the result of common shareholders’ net income of $1,125 million.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $1,438 million in cash and other liquid assets as at June 30, 2017 ($1,616 million as at December 31, 2016). The decrease in liquid assets in these holding companies in the first six months of 2017 was primarily attributable to the redemption of $800 million subordinated debt detailed below, which was partially offset by cash generated from the businesses during the period. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

On March 2, 2017, SLF Inc. redeemed all of its outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures.

As at June 30, 2017, Sun Life Assurance’s MCCSR ratio was 229%, compared to 226% as at December 31, 2016. The increase in Sun Life Assurance’s MCCSR ratio over the period primarily resulted from the contribution of earnings net of dividends.

As at June 30, 2017, SLF Inc.‘s MCCSR ratio was 248%, compared to 253% as at December 31, 2016. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level of $1,438 million as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

Effective January 1, 2018, the Office of the Superintendent of Financial Institutions (“OSFI”) will implement a revised regulatory capital framework in Canada. The Life Insurance Capital Adequacy Test (“LICAT”) Guideline will replace the MCCSR Guideline. For additional information, see Risk Management – Recent Regulatory Developments.

Normal Course Issuer Bid

On August 9, 2017, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 11.5 million common shares through a normal course issuer bid. The bid is expected to commence on August 14, 2017 and continue until August 13, 2018 or such earlier date as SLF Inc. completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by SLF Inc. will be cancelled. The Company will utilize the normal course issuer bid program to acquire common shares in order to distribute funds to shareholders as part of the Company’s overall capital management strategy.

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2017. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	25

Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $58 million (pre-tax) in net gains on the sale of AFS assets during the second quarter of 2017 ($54 million pre-tax in the second quarter of 2016). The net unrealized gains or OCI position on AFS fixed income and equity assets were $195 million and $145 million, respectively, after-tax as at June 30, 2017 ($86 million and $125 million, respectively, after-tax as at December 31, 2016).

(1)	Net income refers to common shareholders’ net income in this Risk Management section.

26	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income and OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2017 and December 31, 2016.

Interest Rate and Equity Market Sensitivities

As at June 30, 2017(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$100
Potential impact on OCI	$550	$300	$(250)	$(550)
Potential impact on MCCSR(4)	9% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase

As at December 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2017 and December 31, 2016 with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2017 and December 31, 2016, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2017 and December 31, 2016. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)

Represents the respective change across all equity markets as at June 30, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income and MCCSR sensitivities to interest rates have changed since December 31, 2016. The increase in sensitivity to interest rates is primarily from declines in interest rates in the first half of 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	27

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
June 30, 2017	$(125)	$125
December 31, 2016	$(125)	$125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
June 30, 2017	$25	$(25)
December 31, 2016	$25	$(25)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

28	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at June 30, 2017 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at June 30, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,299	279	10,811	464
SLF U.S.	4,219	309	4,336	124
Run-off reinsurance(4)	2,530	428	1,657	431
Total	19,048	1,016	16,804	1,019

As at December 31, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,354	348	10,961	499
SLF U.S.	4,361	430	4,681	171
Run-off reinsurance(4)	2,695	494	1,864	469
Total	19,410	1,272	17,506	1,139

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2016 to June 30, 2017 primarily resulted from the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business, this was partially offset by favourable equity market movements;
(ii)	the total Amount at Risk decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business; and
(iv)	the total insurance contract liabilities decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements and the net redemptions from legacy business.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	29

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at June 30, 2017, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2017 and December 31, 2016.

Impact of Segregated Fund Hedging

June 30, 2017
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(500)	(200)	(500)
Hedging impact	200	500	150	400
Net of hedging	–	–	(50)	(100)

December 31, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(200)	(550)
Hedging impact	250	550	150	450
Net of hedging	–	–	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2017 and December 31, 2016, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at June 30, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2017 would decrease net income(1) by approximately $225 million ($200 million decrease as at December 31, 2016). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2017 would increase net income by approximately $225 million ($200 million increase as at December 31, 2016).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

30	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2016 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2017 and December 31, 2016, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the June 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2017 and December 31, 2016, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in the annual MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2016 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	31

Recent Regulatory Developments

Life Insurance Capital Adequacy Test

OSFI will implement a revised regulatory capital framework in Canada effective January 1, 2018. The Life Insurance Capital Adequacy Test (“LICAT”) Guideline will replace the Minimum Continuing Capital and Surplus Requirements (MCCSR) Guideline. The LICAT Guideline defines a new framework that is intended by OSFI to improve the overall quality of available capital, provide greater risk sensitivity, better measurement of certain risks and closer alignment of risk measures with the economics of the life insurance business. The new Guideline is not expected to significantly change the level of excess capital in the industry, however capital requirements by company may change. Results as measured under LICAT are fundamentally different than under MCCSR and will not be directly comparable to MCCSR.

OSFI released its LICAT Guideline in September, 2016. Since then OSFI and the industry have completed impact assessments of the guideline, including sensitivity testing and based on these assessments and testing OSFI released revisions to the Guideline on June 23, 2017 for public consultation. A final version of the Guideline is expected to be published by OSFI this fall. Sun Life Financial will continue to participate in further testing and dialogue with OSFI and industry participants during the assessment period and subsequent implementation.

We currently have a strong capital position under the MCCSR framework and expect that to continue under the LICAT framework.

Department of Labor

In April 2016, the U.S. Department of Labor issued its final Conflict of Interest rule defining when a communication constitutes investment advice and results in fiduciary status. The new rule expands the definition of fiduciary investment advice applicable to employee benefit plans and participants under the Employee Retirement Income Security Act of 1974, as well as owners of Individual Retirement Accounts. The Company has investment management operations in the U.S., primarily MFS, which conduct business with distribution firms that may be impacted by the rule. These changes required modifications to how we interact with intermediaries, retirement Clients and prospects, and may cause us to revise compliance procedures, limit certain sales practices, or adjust our products. The requirement for brokers offering advice on retirement savings account to put Clients’ interest first became effective as of June 9, 2017. However, the Department of Labor has said it will not enforce the rule until January 1, 2018. It should further be noted that the current administration is still reviewing the requirement and it could be amended further.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2016.

Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our consolidated statement of operations. The adoption of IFRS 17 will be a significant initiative for us and the industry. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on April 1, 2017 and ended on June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

32	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16
Reported net income	574	551	728	737	480
Market related impacts	(74)	11	162	57	(72)
Assumption changes and management actions	11	1	10	54	(8)
Certain hedges in SLF Canada that do not qualify for hedge accounting	(10)	(2)	8	6	(6)
Fair value adjustments on MFS’s share-based payment awards	(16)	(12)	10	(7)	20
Acquisition, integration and restructuring	(26)	(20)	(22)	(12)	(8)
Underlying net income (loss)	689	573	560	639	554

Reported EPS (diluted) ($)	0.93	0.89	1.18	1.20	0.78
Market related impacts ($)	(0.12)	0.01	0.26	0.09	(0.12)
Assumption changes and management actions ($)	0.02	–	0.02	0.09	(0.01)
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.02)	–	0.01	0.01	(0.01)
Fair value adjustments on MFS’s share-based payment awards ($)	(0.03)	(0.02)	0.02	(0.01)	0.03
Acquisition, integration and restructuring ($)	(0.04)	(0.03)	(0.03)	(0.02)	(0.01)
Impact of convertible securities on diluted EPS ($)	–	–	(0.01)	–	–
Underlying EPS (diluted) ($)	1.12	0.93	0.91	1.04	0.90

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16
Revenue	8,122	7,009	2,366	7,892	9,533
Constant Currency Adjustment	126	64	104	33	–
FV Adjustment	1,309	658	(4,902)	1,182	3,223
Reinsurance in SLF Canada’s GB Operations Adjustment	(744)	(749)	(695)	(696)	(679)
Adjusted revenue	7,431	7,036	7,859	7,373	6,989

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results
($ millions)	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16
Premiums and deposits	41,270	42,293	42,422	40,176	38,035
Constant Currency Adjustment	1,453	868	1,135	387	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(744)	(749)	(695)	(696)	(679)
Adjusted premiums and deposits	40,561	42,174	41,982	40,485	38,714

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	33

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Assumption changes and management actions. In this document the impact of assumption changes and management actions on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in this document under the heading Financial Summary.

Note 6.A of our Interim Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The view in this document of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Interim Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

In the second quarter of 2017, method and assumption changes were mainly in SLF U.S., primarily comprised of the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions. Management actions in the second quarter of 2017 were also mainly in SLF U.S., primarily comprised of the expected impact of recapturing certain reinsurance treaties and the expected cost of reinsurance in certain other treaties.

($ millions)	Q2’17	Q1’17	2017
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	342	172	514
Less: Participating Policyholders(2)(7)	2	157	159
Impact of method and assumption changes excluding participating policyholders (pre-tax)	340	15	355
Less: Tax	115	4	119
Impact of method and assumption changes excluding participating policyholders (after-tax)	225	11	236
Add: Management Actions (after-tax)(3)	(214)	(8)	(222)
Other (after-tax)(4)	–	(2)	(2)
Assumption changes and management actions (after-tax)(5)(6)	11	1	12

(1)

Note 6.A of our Interim Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the income impact related to the amount shown in Note 6.A of our Interim Consolidated Financial Statements.

(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)	Adjustments to include the after-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)

Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.

(6)	Assumption changes and management actions is included in reported net income and is excluded in calculating underlying net income, as described in this document under the heading Financial Summary.
(7)	First quarter of 2017 comprised of an update to the SLF Canada participating individual life business to reflect mortality experience.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

34	Sun Life Financial Inc.	Second Quarter 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our expected capital position under the new LICAT guideline, (iv) relating to our expected expense and tax run-rate synergies in connection with the integration of the U.S. employee benefits business acquired in 2016, (v) that are predictive in nature or that depend upon or refer to future events or conditions, (vi) set out in this document under the heading Financial Summary – Assumption Changes and Management Actions, and (vii) that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Financial Summary – Assumption Changes and Management Actions, Capital Management and Risk Management and in SLF Inc.’s 2016 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2017	35

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenue
Premiums
Gross	$5,056	$4,639	$9,789	$8,898
Less: Ceded	1,133	1,076	2,302	2,157
Net premiums	3,923	3,563	7,487	6,741
Net investment income (loss):
Interest and other investment income	1,372	1,339	2,686	2,764
Fair value and foreign currency changes on assets and liabilities (Note 4)	1,309	3,223	1,967	5,953
Net gains (losses) on available-for-sale assets	58	54	113	129
Net investment income (loss)	2,739	4,616	4,766	8,846
Fee income	1,460	1,354	2,878	2,728
Total revenue	8,122	9,533	15,131	18,315

Benefits and expenses
Gross claims and benefits paid (Note 6)	3,824	3,848	7,856	7,553
Increase (decrease) in insurance contract liabilities (Note 6)	2,233	4,030	2,916	7,468
Decrease (increase) in reinsurance assets (Note 6)	165	(76)	300	(93)
Increase (decrease) in investment contract liabilities (Note 6)	18	5	31	15
Reinsurance expenses (recoveries) (Note 7)	(1,072)	(1,017)	(2,230)	(2,044)
Commissions	589	579	1,206	1,119
Net transfer to (from) segregated funds (Note 10)	(2)	(76)	(15)	(133)
Operating expenses	1,567	1,443	3,165	2,812
Premium taxes	94	87	185	165
Interest expense	87	79	167	160
Total benefits and expenses	7,503	8,902	13,581	17,022

Income (loss) before income taxes	619	631	1,550	1,293
Less: Income tax expense (benefit) (Note 8)	(23)	120	159	212

Total net income (loss)	642	511	1,391	1,081
Less: Net income (loss) attributable to participating policyholders and non-controlling interests	45	7	220	13

Shareholders’ net income (loss)	597	504	1,171	1,068
Less: Preferred shareholders’ dividends	23	24	46	48
Common shareholders’ net income (loss)	$574	$480	$1,125	$1,020

Average exchange rates during the reporting periods:
U.S. dollars	1.34	1.29	1.33	1.33
U.K. pounds	1.72	1.85	1.68	1.91
Earnings (loss) per share (Note 12)
Basic	$0.93	$0.78	$1.83	$1.66
Diluted	$0.93	$0.78	$1.83	$1.66

Dividends per common share	$0.435	$0.405	$0.855	$0.795

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Second Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Total net income (loss)	$642	$511	$1,391	$1,081
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(321)	(182)	(419)	(964)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	90	192	190	308
Reclassifications to net income (loss)	(31)	(34)	(61)	(80)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(4)	–	(10)	(16)
Reclassifications to net income (loss)	–	(2)	2	–
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(32)	(19)	(22)	(41)
Reclassifications to net income (loss) upon change in control	–	–	–	(8)
Total items that may be reclassified subsequently to income	(298)	(45)	(320)	(801)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(61)	(32)	(69)	(58)
Revaluation surplus on transfer to investment properties (Note 4.F)	139	–	139	–
Total items that will not be reclassified subsequently to income	78	(32)	70	(58)
Total other comprehensive income (loss)	(220)	(77)	(250)	(859)
Total comprehensive income (loss)	422	434	1,141	222
Less: Participating policyholders’ and non-controlling interests’ comprehensive income (loss)	42	7	216	7
Shareholders’ comprehensive income (loss)	$380	$427	$925	$215
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses	$–	$1	$–	$1
Unrealized gains / losses on available-for-sale assets	(30)	(61)	(80)	(92)
Reclassifications to net income for available-for-sale assets	11	16	22	27
Unrealized gains / losses on cash flow hedges	1	(1)	3	2
Reclassifications to net income for cash flow hedges	–	–	(1)	–
Total items that may be reclassified subsequently to income	(18)	(45)	(56)	(62)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	29	12	33	24
Revaluation surplus on transfer to investment properties (Note 4.F)	(33)	–	(33)	–
Total items that will not be reclassified subsequently to income	(4)	12	–	24
Total income tax benefit (expense) included in other comprehensive income (loss)	$(22)	$(33)	$(56)	$(38)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	37

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		June 30, 2017	December 31, 2016
Assets
Cash, cash equivalents and short-term securities (Note 4)		$7,826	$8,642
Debt securities (Note 4)		73,407	71,887
Equity securities (Note 4)		5,912	5,774
Mortgages and loans		40,735	40,775
Derivative assets		1,566	1,608
Other invested assets (Note 4)		4,015	3,931
Policy loans		3,109	3,141
Investment properties (Note 4)		6,982	6,592
Invested assets		143,552	142,350
Other assets		5,056	5,109
Reinsurance assets (Note 6)		4,762	5,144
Deferred tax assets		1,501	1,448
Intangible assets		1,647	1,703
Goodwill		5,237	5,317
Total general fund assets		161,755	161,071
Investments for account of segregated fund holders (Note 10)		102,066	97,167
Total assets		$263,821	$258,238
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$116,609	$115,057
Investment contract liabilities (Note 6)		3,036	2,913
Derivative liabilities		2,004	2,512
Deferred tax liabilities		768	687
Other liabilities		12,057	12,399
Senior debentures		1,299	1,299
Subordinated debt		3,038	3,836
Total general fund liabilities		138,811	138,703
Insurance contracts for account of segregated fund holders (Note 10)		94,967	90,388
Investment contracts for account of segregated fund holders (Note 10)		7,099	6,779
Total liabilities		$240,877	$235,870
Equity
Issued share capital and contributed surplus		$10,949	$10,943
Shareholders’ retained earnings and accumulated other comprehensive income		11,367	11,013
Total shareholders’ equity		22,316	21,956
Participating policyholders’ equity		628	412
Total equity		$22,944	$22,368
Total liabilities and equity		$263,821	$258,238

Exchange rates at the end of the reporting periods:
	U.S. dollars	1.30	1.34
	U.K. pounds	1.69	1.66

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 9, 2017.

Dean A. Connor	Sara G. Lewis
President and Chief Executive Officer	Director

38	Sun Life Financial Inc.	Second Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 9)
Balance, beginning of period	8,614	8,567
Stock options exercised	4	15
Balance, end of period	8,618	8,582
Contributed surplus
Balance, beginning of period	72	76
Share-based payments	3	3
Stock options exercised	(1)	(3)
Balance, end of period	74	76
Retained earnings
Balance, beginning of period	9,360	7,891
Net income (loss)	1,171	1,068
Dividends on common shares	(525)	(487)
Dividends on preferred shares	(46)	(48)
Transactions with non-controlling interests	–	(47)
Transfer from accumulated other comprehensive income (loss)	(13)	–
Balance, end of period	9,947	8,377
Accumulated other comprehensive income (loss), net of taxes (Note 13)
Balance, beginning of period	1,653	2,459
Total other comprehensive income (loss) for the period	(246)	(853)
Transfer to retained earnings	13	–
Balance, end of period	1,420	1,606
Total shareholders’ equity, end of period	$22,316	$20,898
Participating policyholders:
Balance, beginning of period	$412	$168
Net income (loss)	220	14
Total other comprehensive income (loss) for the period (Note 13)	(4)	(5)
Total participating policyholders’ equity, end of period	$628	$177
Total non-controlling interests, end of period (Note 13)	$–	$16
Total equity	$22,944	$21,091

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	39

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash flows provided by (used in) operating activities(1)
Income (loss) before income taxes	$619	$631	$1,550	$1,293
Adjustments:
Interest expense related to financing activities	60	68	125	139
Increase (decrease) in insurance and investment contract liabilities	2,251	4,035	2,947	7,483
Decrease (increase) in reinsurance assets	165	(76)	300	(93)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(1,367)	(3,277)	(2,080)	(6,082)
Sales, maturities and repayments of invested assets	13,380	13,182	26,055	25,518
Purchases of invested assets	(14,206)	(13,497)	(27,881)	(26,359)
Income taxes received (paid)	(80)	(63)	(228)	(190)
Mortgage securitization (Note 4)	139	183	193	331
Other operating activities	361	144	(277)	(389)
Net cash provided by (used in) operating activities	1,322	1,330	704	1,651
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(51)	(27)	(94)	(47)
Investment in and transactions with joint ventures and associates	(89)	(333)	(95)	(333)
Dividends received from joint ventures and associates	12	14	17	14
Acquisitions, net of cash and cash equivalents acquired	–	–	–	(1,237)
Other investing activities	(22)	(21)	40	(38)
Net cash provided by (used in) investing activities	(150)	(367)	(132)	(1,641)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(27)	(36)	(27)	(133)
Issuance of subordinated debt, net of issuance costs	–	–	–	348
Redemption of senior debentures and subordinated debt (Note 9)	–	(950)	(800)	(950)
Issuance of common shares on exercise of stock options	–	5	3	12
Dividends paid on common and preferred shares	(292)	(269)	(570)	(528)
Interest expense paid	(54)	(76)	(152)	(138)
Net cash provided by (used in) financing activities	(373)	(1,326)	(1,546)	(1,389)
Changes due to fluctuations in exchange rates	(80)	(55)	(111)	(342)
Increase (decrease) in cash and cash equivalents	719	(418)	(1,085)	(1,721)
Net cash and cash equivalents, beginning of period	4,705	5,209	6,509	6,512
Net cash and cash equivalents, end of period	5,424	4,791	5,424	4,791
Short-term securities, end of period	2,236	1,549	2,236	1,549
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$7,660	$6,340	$7,660	$6,340

(1)	Balances in 2016 have been changed to conform with current period presentation.

The attached notes form part of these Interim Consolidated Financial Statements.

40	Sun Life Financial Inc.	Second Quarter 2017	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2016 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2017

The following amendments are effective for annual periods beginning on or after January 1, 2017, and did not have a material impact on our Interim Consolidated Financial Statements.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes (“IAS 12”). The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. These amendments were applied retrospectively.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments were applied prospectively.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). The amendment provides clarification guidance to the scope of IFRS 12 and was applied retrospectively.

New International Financial Reporting Standards Issued in 2017

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is effective for annual periods beginning on or after January 1, 2021 and is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing the impact that IFRS 17 will have on our Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	41

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. We are currently assessing the impact that IFRIC 23 will have on our Consolidated Financial Statements.

Assessment of Impact on IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations, establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. IFRS 15 also provides guidance related to the costs to obtain and to fulfill a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively, or on a cumulative retrospective basis. Insurance contracts and revenues arising from those contracts, primarily premium revenue, are not within the scope of this standard. Revenues from service contracts and service components of investment contracts that are reported in Fee income and primarily arises from our asset management businesses, are within the scope of IFRS 15. We have completed our identification of the contracts within the scope of this standard and are currently performing a detailed assessment of the revenues and costs related to these contracts to determine the potential impact that the adoption of IFRS 15 may have on our Consolidated Financial Statements. Based on our assessments completed to date, we do not expect the adoption of this standard to have a material impact on our financial results. We also continue to monitor interpretations and developments related to the standard, principally for the asset management industry.

3.     Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

42	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the three months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$828	$–	$–	$–	$7	$–	$835
Life insurance	1,079	640	–	342	23	–	2,084
Health insurance	1,205	923	–	6	3	–	2,137
Total gross premiums	3,112	1,563	–	348	33	–	5,056
Less: ceded premiums	929	148	–	50	6	–	1,133
Net investment income (loss)	1,378	921	10	421	33	(24)	2,739
Fee income	275	52	1,023	102	27	(19)	1,460
Total revenue	3,836	2,388	1,033	821	87	(43)	8,122
Less:
Total benefits and expenses	3,606	2,393	751	723	73	(43)	7,503
Income tax expense (benefit)	7	(107)	99	15	(37)	–	(23)
Total net income (loss)	$223	$102	$183	$83	$51	$–	$642
2016
Gross premiums:
Annuities	$492	$2	$–	$–	$8	$–	$502
Life insurance	1,000	662	–	460	23	–	2,145
Health insurance	1,074	910	–	4	4	–	1,992
Total gross premiums	2,566	1,574	–	464	35	–	4,639
Less: ceded premiums	911	147	–	10	8	–	1,076
Net investment income (loss)	2,106	1,314	(2)	553	671	(26)	4,616
Fee income	245	60	953	81	33	(18)	1,354
Total revenue	4,006	2,801	951	1,088	731	(44)	9,533
Less:
Total benefits and expenses	3,809	2,732	674	1,002	729	(44)	8,902
Income tax expense (benefit)	8	14	104	16	(22)	–	120
Total net income (loss)	$189	$55	$173	$70	$24	$–	$511

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	43

Results by segment for the six months ended June 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2017
Gross premiums:
Annuities	$1,239	$–	$–	$–	$13	$–	$1,252
Life insurance	2,187	1,345	–	701	45	–	4,278
Health insurance	2,407	1,833	–	12	7	–	4,259
Total gross premiums	5,833	3,178	–	713	65	–	9,789
Less: ceded premiums	1,902	288	–	100	12	–	2,302
Net investment income (loss)	2,448	1,415	24	702	227	(50)	4,766
Fee income	546	106	2,006	199	58	(37)	2,878
Total revenue	6,925	4,411	2,030	1,514	338	(87)	15,131
Less:
Total benefits and expenses	6,143	4,394	1,490	1,322	319	(87)	13,581
Income tax expense (benefit)	123	(123)	186	32	(59)	–	159
Total net income (loss)	$659	$140	$354	$160	$78	$–	$1,391
2016
Gross premiums:
Annuities	$881	$4	$–	$4	$16	$–	$905
Life insurance	1,960	1,258	–	891	48	–	4,157
Health insurance	2,148	1,670	–	9	9	–	3,836
Total gross premiums	4,989	2,932	–	904	73	–	8,898
Less: ceded premiums	1,819	303	–	21	14	–	2,157
Net investment income (loss)	3,849	2,837	3	1,020	1,189	(52)	8,846
Fee income	488	117	1,932	161	68	(38)	2,728
Total revenue	7,507	5,583	1,935	2,064	1,316	(90)	18,315
Less:
Total benefits and expenses	7,169	5,396	1,372	1,870	1,305	(90)	17,022
Income tax expense (benefit)	(20)	34	213	30	(45)	–	212
Total net income (loss)	$358	$153	$350	$164	$56	$–	$1,081

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2017
Debt securities	$60,580	$12,827	$–	$73,407
Equity securities	$4,972	$940	$–	$5,912
Other invested assets	$2,139	$541	$1,335	$4,015

December 31, 2016
Debt securities	$59,466	$12,421	$–	$71,887
Equity securities	$5,016	$758	$–	$5,774
Other invested assets	$2,041	$623	$1,267	$3,931

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

44	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Fair value change:
Cash, cash equivalents and short-term securities	$1	$(1)	$1	$(19)
Debt securities	1,101	2,519	1,541	3,904
Equity securities	2	148	122	209
Derivative investments	268	581	411	2,409
Other invested assets	27	11	42	(37)
Total change in fair value through profit or loss assets and liabilities	1,399	3,258	2,117	6,466
Fair value changes on investment properties	77	69	80	94
Foreign exchange gains (losses)(1)	(167)	(104)	(230)	(607)
Fair value and foreign currency changes on assets and liabilities	$1,309	$3,223	$1,967	$5,953

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $nil and $1 for the three and six months ended June 30, 2017, respectively ($1 and $2 for the three and six months ended June 30, 2016).

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2017	December 31, 2016	June 30, 2016
Cash	$920	$1,841	$1,542
Cash equivalents	4,670	4,857	3,453
Short-term securities	2,236	1,944	1,549
Cash, cash equivalents and short-term securities	7,826	8,642	6,544
Less: Bank overdraft, recorded in Other liabilities	166	189	204
Net cash, cash equivalents and short-term securities	$7,660	$8,453	$6,340

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2016 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2017 are $1,282 and $1,284, respectively ($1,105 and $1,102 as at December 31, 2016). The carrying value and fair value of the associated liabilities as at June 30, 2017 are $1,334 and $1,343, respectively ($1,141 and $1,153 as at December 31, 2016). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at June 30, 2017 and December 31, 2016 are $56 and $40, respectively. There are no cash and cash equivalents in the PRA as at June 30, 2017 and December 31, 2016.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2016 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2017 and December 31, 2016.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2016 Annual Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	45

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,972	$854	$–	$7,826	$7,742	$900	$–	$8,642
Debt securities – fair value through profit or loss	1,019	59,047	514	60,580	1,136	57,888	442	59,466
Debt securities – available-for-sale	751	11,964	112	12,827	610	11,620	191	12,421
Equity securities – fair value through profit or loss	3,347	1,476	149	4,972	2,863	2,009	144	5,016
Equity securities – available-for-sale	758	175	7	940	584	167	7	758
Derivative assets	20	1,546	–	1,566	34	1,574	–	1,608
Other invested assets	966	133	1,581	2,680	925	195	1,544	2,664
Investment properties	–	–	6,982	6,982	–	–	6,592	6,592
Total invested assets	$13,833	$75,195	$9,345	$98,373	$13,894	$74,353	$8,920	$97,167
Investments for account of segregated fund holders	$26,810	$74,245	$1,011	$102,066	$26,435	$69,867	$865	$97,167
Total assets measured at fair value	$40,643	$149,440	$10,356	$200,439	$40,329	$144,220	$9,785	$194,334
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$3	$3
Derivative liabilities	12	1,992	–	2,004	7	2,505	–	2,512
Total liabilities measured at fair value	$12	$1,992	$3	$2,007	$7	$2,505	$3	$2,515

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,173	$15	$3,188	$–	$3,101	$16	$3,117
Canadian provincial and municipal government	–	12,047	38	12,085	–	11,414	38	11,452
U.S. government and agency	1,019	121	4	1,144	1,136	56	6	1,198
Other foreign government	–	5,469	43	5,512	–	5,568	10	5,578
Corporate	–	34,515	302	34,817	–	34,166	287	34,453
Asset-backed securities:
Commercial mortgage-backed securities	–	1,572	50	1,622	–	1,697	49	1,746
Residential mortgage-backed securities	–	1,559	9	1,568	–	1,482	–	1,482
Collateralized debt obligations	–	41	–	41	–	47	29	76
Other	–	550	53	603	–	357	7	364
Total debt securities – fair value through profit or loss	$1,019	$59,047	$514	$60,580	$1,136	$57,888	$442	$59,466

46	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at	June 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,773	$–	$1,773	$–	$1,654	$–	$1,654
Canadian provincial and municipal government	–	1,199	–	1,199	–	1,148	–	1,148
U.S. government and agency	751	–	–	751	610	82	–	692
Other foreign government	–	749	–	749	–	766	–	766
Corporate	–	5,914	49	5,963	–	5,796	87	5,883
Asset-backed securities:
Commercial mortgage-backed securities	–	845	6	851	–	888	–	888
Residential mortgage-backed securities	–	571	–	571	–	501	–	501
Collateralized debt obligations	–	339	39	378	–	239	67	306
Other	–	574	18	592	–	546	37	583
Total debt securities – available-for-sale	$751	$11,964	$112	$12,827	$610	$11,620	$191	$12,421

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2017 and June 30, 2016.

The following tables provide reconciliations of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2017
Beginning balance	$547	$94	$146	$7	$1,567	$6,595	$8,956	$946	$9,902
Included in net income(1)(3)(5)	(1)	–	6	–	(1)	68	72	16	88
Included in OCI(3)	–	(1)	–	–	9	–	8	–	8
Purchases	83	66	5	–	145	120	419	60	479
Sales	(1)	–	–	–	(131)	(12)	(144)	(12)	(156)
Settlements	(31)	(2)	(7)	–	–	–	(40)	(1)	(41)
Transfers into Level 3(2)(6)	12	–	–	–	–	259	271	–	271
Transfers (out) of Level 3(2)	(88)	(44)	–	–	–	–	(132)	(1)	(133)
Foreign currency translation(4)	(7)	(1)	(1)	–	(8)	(48)	(65)	3	(62)
Ending balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$–	$6	$–	$(1)	$63	$69	$14	$83
June 30, 2016
Beginning balance	$539	$123	$163	$7	$1,097	$6,446	$8,375	$735	$9,110
Included in net income(1)(3)(5)	8	–	1	–	(11)	58	56	7	63
Included in OCI(3)	–	1	–	–	(4)	–	(3)	–	(3)
Purchases	85	35	4	–	192	102	418	103	521
Sales	(2)	(2)	–	–	(36)	(76)	(116)	(14)	(130)
Settlements	(3)	–	–	–	–	–	(3)	–	(3)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(80)	(27)	(37)	–	–	–	(144)	(2)	(146)
Foreign currency translation(4)	(12)	–	–	–	–	(19)	(31)	(36)	(67)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$2	$–	$–	$(10)	$96	$88	$4	$92

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	47

For the six months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2017
Beginning balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Included in net income(1)(3)(5)	(1)	(1)	12	–	(15)	63	58	32	90
Included in OCI(3)	–	(1)	–	–	12	–	11	–	11
Purchases	155	76	9	–	188	191	619	147	766
Sales	(21)	(1)	(7)	–	(188)	(60)	(277)	(35)	(312)
Settlements	(34)	(2)	(7)	–	–	–	(43)	(1)	(44)
Transfers into Level 3(2)(6)	80	–	–	–	49	259	388	–	388
Transfers (out) of Level 3(2)	(96)	(148)	–	–	–	–	(244)	(1)	(245)
Foreign currency translation(4)	(11)	(2)	(2)	–	(9)	(63)	(87)	4	(83)
Ending balance	$514	$112	$149	$7	$1,581	$6,982	$9,345	$1,011	$10,356
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$–	$13	$–	$(15)	$76	$76	$23	$99
June 30, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)(5)	5	2	(6)	–	(65)	72	8	9	17
Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)
Purchases	153	60	25	7	277	189	711	136	847
Sales	(6)	(3)	–	–	(72)	(146)	(227)	(27)	(254)
Settlements	(11)	(1)	(17)	–	–	–	(29)	–	(29)
Transfers into Level 3(2)	62	–	–	–	–	–	62	–	62
Transfers (out) of Level 3(2)	(101)	(27)	(37)	–	–	–	(165)	(9)	(174)
Foreign currency translation(4)	(32)	(6)	(4)	–	(3)	(144)	(189)	(81)	(270)
Ending balance	$597	$130	$131	$7	$1,238	$6,511	$8,614	$793	$9,407
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$1	$(7)	$–	$(64)	$109	$39	$6	$45

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the pricing inputs used lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $77 and $80 for the three and six months ended June 30, 2017, respectively ($69 and $94 for the three and six months ended June 30, 2016) net of amortization of leasing commissions and tenant inducements of $9 and $17 for the three and six months ended June 30, 2017, respectively ($11 and $22 for the three and six months ended June 30, 2016).

(6)

Transfers into Level 3 in Investment properties includes the reclassification of our former head office location previously classified as owner-occupied with a market value of $259 from Other assets to Investment properties. The reclassification recognized a revaluation surplus of $172, which was recorded as an increase of $139 of accumulated other comprehensive income, net of taxes of $33.

5.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2016 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2017. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

48	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.     Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended June 30, 2017			For the three months ended June 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,761	$4,376	$104,385	$106,156	$4,573	$101,583
Change in balances on in-force policies	1,865	(98)	1,963	3,341	47	3,294
Balances arising from new policies	809	32	777	681	31	650
Method and assumption changes(1)	(441)	(99)	(342)	8	(2)	10
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,233	(165)	2,398	4,030	76	3,954
Foreign exchange rate movements	(1,088)	(87)	(1,001)	(950)	(34)	(916)
Balances before Other policy liabilities and assets	109,906	4,124	105,782	109,236	4,615	104,621
Other policy liabilities and assets	6,703	638	6,065	6,504	507	5,997
Total Insurance contract liabilities and Reinsurance assets, end of period	$116,609	$4,762	$111,847	$115,740	$5,122	$110,618

	For the six months ended June 30, 2017			For the six months ended June 30, 2016
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$108,411	$4,541	$103,870	$103,730	$4,812	$98,918
Change in balances on in-force policies	1,896	(253)	2,149	5,821	37	5,784
Balances arising from new policies	1,642	61	1,581	1,633	61	1,572
Method and assumption changes(1)(2)	(622)	(108)	(514)	14	(5)	19
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,916	(300)	3,216	7,468	93	7,375
Acquisitions	–	–	–	2,196	–	2,196
Foreign exchange rate movements	(1,421)	(117)	(1,304)	(4,158)	(290)	(3,868)
Balances before Other policy liabilities and assets	109,906	4,124	105,782	109,236	4,615	104,621
Other policy liabilities and assets	6,703	638	6,065	6,504	507	5,997
Total Insurance contract liabilities and Reinsurance assets, end of period	$116,609	$4,762	$111,847	$115,740	$5,122	$110,618

(1)

Q2 2017 Method and assumption changes are mainly comprised of the favourable impact on actuarial liabilities from the resolution of tax uncertainties in a U.S. subsidiary, partially offset by increases in general provisions for the risk related to changes in reinsurance market conditions.

(2)	Q1 2017 Method and assumption changes are mainly comprised of an update to the SLF Canada participating individual life business to reflect mortality experience.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	49

6.B Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended June 30, 2017		For the three months ended June 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,444	$4	$2,236
Deposits	–	73	–	79
Interest	–	11	–	12
Withdrawals	–	(94)	–	(66)
Fees	–	(1)	–	(1)
Other	–	4	–	4
Foreign exchange rate movements	–	3	(1)	(1)
Balances, end of period	$3	$2,440	$3	$2,263

	For the six months ended June 30, 2017		For the six months ended June 30, 2016
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$3	$2,305	$4	$2,208
Deposits	–	275	–	193
Interest	–	23	–	23
Withdrawals	–	(170)	–	(166)
Fees	–	(3)	–	(2)
Other	–	9	–	9
Foreign exchange rate movements	–	1	(1)	(2)
Balances, end of period	$3	$2,440	$3	$2,263

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balances, beginning of period	$602	$656	$605	$701
Change in liabilities on in-force policies	6	(7)	7	(8)
Liabilities arising from new policies	1	–	1	–
Increase (decrease) in liabilities	7	(7)	8	(8)
Foreign exchange rate movements	(16)	(11)	(20)	(55)
Balances, end of period	$593	$638	$593	$638

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Maturities and surrenders	$548	$678	$1,180	$1,343
Annuity payments	465	463	915	936
Death and disability benefits	954	927	2,072	1,866
Health benefits	1,559	1,487	3,078	2,806
Policyholder dividends and interest on claims and deposits	298	293	611	602
Total gross claims and benefits paid	$3,824	$3,848	$7,856	$7,553

50	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.     Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Recovered claims and benefits	$923	$903	$1,927	$1,807
Commissions	20	13	40	27
Reserve adjustments	40	20	86	45
Operating expenses and other	89	81	177	165
Reinsurance (expenses) recoveries	$1,072	$1,017	$2,230	$2,044

8.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2017		June 30, 2016		June 30, 2017		June 30, 2016
		%		%		%		%
Total net income (loss)	$642		$511		$1,391		$1,081
Add: Income tax expense (benefit)	(23)		120		159		212
Total net income (loss) before income taxes	$619		$631		$1,550		$1,293
Taxes at the combined Canadian federal and provincial statutory income tax rate	$166	26.8	$169	26.8	$415	26.8	$346	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(121)	(19.5)	12	1.9	(147)	(9.5)	9	0.7
Tax (benefit) cost of unrecognized tax losses and tax credits	–	–	–	–	–	–	1	0.1
Tax exempt investment income	(53)	(8.6)	(42)	(6.6)	(87)	(5.6)	(106)	(8.2)
Adjustments in respect of prior periods, including resolution of tax disputes	(21)	(3.4)	(6)	(1.0)	(36)	(2.3)	(19)	(1.5)
Other	6	1.0	(13)	(2.1)	14	0.9	(19)	(1.5)
Total tax expense (benefit) and effective income tax rate	$(23)	(3.7)	$120	19.0	$159	10.3	$212	16.4

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit for the three and six months ended June 30, 2017 is primarily due to higher income in jurisdictions with lower statutory income tax rates, and losses in jurisdictions with higher statutory income tax rates.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three and six months ended June 30, 2017 and June 30, 2016 relates mainly to the resolution of tax audits in Canada and the U.S., as well as the finalization of prior years’ Canadian tax filings.

Other for the three and six months ended June 30, 2017 primarily reflects withholding taxes on distributions from our foreign subsidiaries.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	51

9.     Capital Management

9.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2016 Annual Consolidated Financial Statements.

SLF Inc.’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at June 30, 2017 exceeded the minimum regulatory target. Our principal operating insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. Sun Life Assurance’s MCCSR ratio as at June 30, 2017 exceeded the minimum regulatory target; as well, it also exceeded the supervisory target applicable to operating insurance companies. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2017. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2017.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

9.B Significant Capital Transactions

9.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the six months ended June 30,
	2017		2016
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.6	$8,614	612.3	$8,567
Stock options exercised	0.1	4	0.5	15
Balance, end of period	613.7	$8,618	612.8	$8,582

9.B.ii Subordinated Debt

On March 2, 2017, SLF Inc. redeemed all of the outstanding $800 principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest.

10.     Segregated Funds

10.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2017	December 31, 2016
Segregated and mutual fund units	$87,933	$83,625
Equity securities	10,069	9,739
Debt securities	3,408	3,247
Cash, cash equivalents and short-term securities	543	460
Investment properties	377	373
Mortgages	22	28
Other assets	238	120
Total assets	$102,590	$97,592
Less: Liabilities arising from investing activities	$524	$425
Total investments for account of segregated fund holders	$102,066	$97,167

52	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balances, beginning of period	$94,039	$82,754	$7,016	$7,041
Additions to segregated funds:
Deposits	2,483	2,809	23	25
Net transfer (to) from general funds	(2)	(76)	–	–
Net realized and unrealized gains (losses)	806	1,927	154	267
Other investment income	256	250	56	58
Total additions	$3,543	$4,910	$233	$350
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,198	2,109	166	155
Management fees	244	196	11	18
Taxes and other expenses	63	61	3	4
Foreign exchange rate movements	110	539	(30)	510
Total deductions	$2,615	$2,905	$150	$687
Net additions (deductions)	$928	$2,005	$83	$(337)
Balances, end of period	$94,967	$84,759	$7,099	$6,704

	Insurance contracts		Investment contracts
For the six months ended	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Balances, beginning of period	$90,388	$83,670	$6,779	$7,770
Additions to segregated funds:
Deposits	5,898	5,515	45	50
Net transfers (to) from general funds	(15)	(133)	–	–
Net realized and unrealized gains (losses)	3,235	1,059	461	248
Other investment income	943	704	89	101
Total additions	$10,061	$7,145	$595	$399
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,737	4,275	314	289
Management fees	478	389	26	36
Taxes and other expenses	132	117	7	7
Foreign exchange rate movements	135	1,275	(72)	1,133
Total deductions	$5,482	$6,056	$275	$1,465
Net additions (deductions)	$4,579	$1,089	$320	$(1,066)
Balances, end of period	$94,967	$84,759	$7,099	$6,704

11.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	53

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2017
Revenue	$115	$6,648	$1,924	$(565)	$8,122
Shareholders’ net income (loss)	$597	$440	$93	$(533)	$597

June 30, 2016
Revenue	$113	$8,181	$2,111	$(872)	$9,533
Shareholders’ net income (loss)	$504	$313	$105	$(418)	$504

Results for the six months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2017
Revenue	$228	$12,224	$3,558	$(879)	$15,131
Shareholders’ net income (loss)	$1,171	$827	$215	$(1,042)	$1,171

June 30, 2016
Revenue	$504	$15,396	$4,401	$(1,986)	$18,315
Shareholders’ net income (loss)	$1,068	$642	$7	$(649)	$1,068

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
June 30, 2017
Invested assets	$22,901	$136,620	$6,298	$(22,267)	$143,552
Total other general fund assets	$8,763	$22,693	$19,002	$(32,255)	$18,203
Investments for account of segregated fund holders	$–	$102,015	$51	$–	$102,066
Insurance contract liabilities	$–	$117,340	$7,724	$(8,455)	$116,609
Investment contract liabilities	$–	$3,036	$–	$–	$3,036
Total other general fund liabilities	$9,348	$21,979	$14,644	$(26,805)	$19,166

December 31, 2016
Invested assets	$23,351	$134,624	$6,308	$(21,933)	$142,350
Total other general fund assets	$10,097	$24,154	$19,157	$(34,687)	$18,721
Investments for account of segregated fund holders	$–	$97,118	$49	$–	$97,167
Insurance contract liabilities	$–	$115,370	$7,523	$(7,836)	$115,057
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$11,492	$23,805	$15,111	$(29,675)	$20,733

54	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Common shareholders’ net income (loss) for basic earnings per share	$574	$480	$1,125	$1,020
Add: increase in income due to convertible instruments(1)	2	2	5	5
Common shareholders’ net income (loss) on a diluted basis	$576	$482	$1,130	$1,025
Weighted average number of common shares outstanding for basic earnings per share (in millions)	614	613	614	613
Add: dilutive impact of stock options(2) (in millions)	1	1	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	4	5	4	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	619	619	619
Basic earnings (loss) per share	$0.93	$0.78	$1.83	$1.66
Diluted earnings (loss) per share	$0.93	$0.78	$1.83	$1.66

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three months ended June 30, 2017 (1 million for the three and six months ended June 30, 2016) because these stock options were antidilutive for the period.

13.     Accumulated Other Comprehensive Income (Loss) and

            Non-Controlling Interests

13.A Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended June 30, 2017					For the three months ended June 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,651	$(321)	$–		$1,330	$1,603	$(182)	$1,421
Unrealized gains (losses) on available-for-sale assets	281	59	–		340	295	158	453
Unrealized gains (losses) on cash flow hedges	(10)	(4)	–		(14)	(11)	(2)	(13)
Share of other comprehensive income (loss) in joint ventures and associates	10	(32)	–		(22)	46	(19)	27
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(299)	(61)	13	(1)	(347)	(244)	(32)	(276)
Revaluation surplus on transfers to investment properties	6	139	–		145	6	–	6
Total	$1,639	$(220)	$13		$1,432	$1,695	$(77)	$1,618
Total attributable to:
Participating policyholders	$15	$(3)	$–		$12	$13	$–	$13
Non-controlling interests	–	–	–		–	(1)	–	(1)
Shareholders	1,624	(217)	13		1,420	1,683	(77)	1,606
Total	$1,639	$(220)	$13		$1,432	$1,695	$(77)	$1,618

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Second Quarter 2017	55

	For the six months ended June 30, 2017					For the six months ended June 30, 2016
	Balance, beginning of period	Other comprehensive income (loss)	Other		Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$1,749	$(419)	$–		$1,330	$2,385	$(964)	$1,421
Unrealized gains (losses) on available-for-sale assets	211	129	–		340	225	228	453
Unrealized gains (losses) on cash flow hedges	(6)	(8)	–		(14)	3	(16)	(13)
Share of other comprehensive income (loss) in joint ventures and associates	–	(22)	–		(22)	76	(49)	27
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(291)	(69)	13	(1)	(347)	(218)	(58)	(276)
Revaluation surplus on transfers to investment properties	6	139	–		145	6	–	6
Total	$1,669	$(250)	$13		$1,432	$2,477	$(859)	$1,618
Total attributable to:
Participating policyholders	$16	$(4)	$–		$12	$18	$(5)	$13
Non-controlling interests	–	–	–		–	–	(1)	(1)
Shareholders	1,653	(246)	13		1,420	2,459	(853)	1,606
Total	$1,669	$(250)	$13		$1,432	$2,477	$(859)	$1,618

(1)

During the second quarter of 2017, the Company transferred cumulative remeasurement losses of $13 from accumulated other comprehensive income (loss) to retained earnings as a result of the termination and complete settlement of the defined benefit pension plan of a U.S. subsidiary within the SLF Asset Management segment.

13.B Non-Controlling Interests

In 2016, non-controlling interests reported in our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) pertained to the 25% third party interest in Sun Life Vietnam Insurance Company Limited (formerly PVI Sun Life Insurance Company Limited) that was recognized when we obtained control of that entity in the first quarter of 2016. The non-controlling interests were subsequently acquired by us in the fourth quarter of 2016. As a result, we do not have any non-controlling interests as of December 31, 2016. Further details on transactions with non-controlling interests are included in Note 3 of our 2016 Annual Consolidated Financial Statements.

The following table summarizes changes to non-controlling interests for the six months ended June 30, 2016:

For the six months ended June 30, 2016
Balance, beginning of period	$–
Non-controlling interests arising from acquisitions	18
Net income (loss)	(1)
Total other comprehensive income (loss) for the period (Note 13.A)	(1)
Total non-controlling interests, end of period	$16

14.     Subsequent Event

On August 9, 2017, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 11.5 million common shares through a normal course issuer bid. The bid is expected to commence on August 14, 2017 and continue until August 13, 2018 or such earlier date as SLF Inc. completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by SLF Inc. will be cancelled.

56	Sun Life Financial Inc.	Second Quarter 2017	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CST Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account

details using CST Trust Company’s

Internet service, Answerline.®

Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: shareholderenquiries@capita.co.uk

Philippines

Rizal Commercial Banking Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila:  632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

Dividends

2017 Dividend dates

Common shares

Record Dates	Payment Dates
March 3, 2017	March 31, 2017
May 31, 2017	June 30, 2017
August 30, 2017	September 29, 2017
November 29, 2017*	December 29, 2017	*

*	Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 11QR – SLF.PR.K
Series 12R – SLF.PR.I

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	Second Quarter 2017	57

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street Toronto, Ontario Canada M5J 0B6	sunlife.com